
10010552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Received SEC

NOV 17 2010

Washington, DC 20549

BIDDEFORD AND SACO WATER COMPANY
(Exact name of issuer as specified in its charter)

Maine
(State or other jurisdiction of incorporation or organization)

181 Elm Street
Biddeford, ME 04005
(207) 282-1543
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

C.S. Mansfield, Jr., President
181 Elm Street
Biddeford, ME 04005
(207) 282-1543
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to

Gregory S. Fryer, Esq.
Verrill Dana, LLP
One Portland Square
Portland, ME 04112-0586

1623
(Primary standard Industrial Classification Code Number)

01-0029570
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

	Business Address:	Residential Address:
Clifford S. Mansfield, Jr.	181 Elm Street Biddeford, ME 04005	6 Glenhaven Circle Saco, ME 04072
David E. Briggs	181 Elm Street Biddeford, ME 04005	51 Wild Dunes Way, Unit 8 Old Orchard Beach, ME 04064
Richard A. Hull III	Park One Eleven 409 Alfred Street Biddeford, ME 04005	429 Goodwins Mills Road Lyman, ME 04002
Michael A. Morel	181 Elm Street Biddeford, ME 04005	132 Hills Beach Road Biddeford, ME 04005
Wayne A. Sherman	181 Elm Street Biddeford, ME 04005	4 Pilgrim Lane Saco, ME 04072

(b) The issuer's officers:

	Business Address:	Residential Address:
Clifford S. Mansfield, Jr. President and Treasurer	181 Elm Street Biddeford, ME 04005	6 Glenhaven Circle Saco, ME 04072
Robert R. Theriault Assistant Treasurer	181 Elm Street Biddeford, ME 04005	156 Lyman Street Ext. Westbrook, ME 04092
Thomas Car III Distribution Superintendent	181 Elm Street Biddeford, ME 04005	31 Scrimshaw Lane Saco, ME 04072
Christopher M. Mansfield Deputy Manager	181 Elm Street Biddeford, ME 04005	468 South Street Biddeford, ME 04005

(c) The issuer's general partners:

Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Cede & Co. c/o Depository Trust Co. P.O. Box 863, Bowling Green Station New York, NY 42,716	53.85%
Meredith H. McLaughlin	7.84%

Business Address:
2801 Ocean Drive, Room 102
Vero Beach, FL 32963

Residential Address:
635 Clark's Tract, Route 648
Keswick, VA 22947

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

The issuer's common stock is traded in the over-the-counter market. The issuer is not aware of any persons who are beneficial owners of more than 5 percent of any class of the issuer's equity securities except as follows:

Meredith H. McLaughlin	8.60%

Business Address:
2801 Ocean Drive, Room 102
Vero Beach, FL 32963

Residential Address:
635 Clark's Tract, Route 648
Keswick, VA 22947

(f) Promoters of the issuer:

Not applicable.

(g) Affiliates of the issuer:

The issuer has no affiliates, other than its directors and executive officers, identified in Item 1(a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:

Verrill Dana, LLP, One Portland Square, P.O. Box 586, Portland, ME 04112-0586

(i) Each underwriter with respect to the proposed offering.

None

(j) The underwriter's directors:

Not applicable.

(k) The underwriter's officers

Not applicable.

(l) The underwriter's general partners:

Not applicable.

(m) Counsel to the underwriter:

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer: The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Such description does not apply to the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The issuer has not engaged any underwriter, dealer or sales person to offer the securities in any jurisdiction.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer plans to limit its offering of shares to those states in which its existing shareholders reside. According to the issuer's records, its shareholders reside in Alabama, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

The issuer is a regulated public utility and, as such, it believes that the offered shares will qualify as exempt securities under the securities laws of California, Colorado, Connecticut, Florida, Georgia, Illinois, Maine, Maryland, Massachusetts, Missouri, New York, North Carolina, Ohio, Rhode Island, Texas, Vermont, Virginia, Washington, and Wisconsin, and thus will not require registration. In those states, the issuer will offer shares to existing shareholders and may choose to offer the shares to persons other than existing shareholders.

Under the securities laws of Alabama, Nevada, New Hampshire, New Jersey, and West Virginia, the issuer believes that an offering to existing shareholders will qualify as an exempt transaction and thus will not require registration. The issuer does not plan to offer the shares in those states to persons other than existing shareholders.

The securities laws of Oregon and Pennsylvania provide registration exemptions for pro rata offerings to existing securities holders. In those two states, the issuer plans limit the number of shares offered to the holder's pro rata share under applicable preemptive rights, and does not plan to offer the shares to persons who are not existing shareholders.

Mr. Mansfield and Mr. Theriault will conduct the offering on behalf of the issuer in each of the states listed in this Item 4(b), with the exception of Rhode Island and Washington, in which states Mr. Mansfield alone will conduct the offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: (1) the name of such issuer; (2) the title and amount of securities issued; (3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

Not applicable. The issuer has not issued any unregistered securities within one year prior to the filing date.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any other securities.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes: (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (2) To stabilize the market for any of the securities to be offered; (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

The issuer has not engaged any underwriter in connection with the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a

material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

On or around December 9, 2009, the issuer mailed a Rule 254 solicitation of interest letter to all shareholders known to the issuer as residing in selected states (Maine, Massachusetts, and Florida). A copy of such letter was simultaneously mailed to the Commission. The most recent communication with any such prospective purchasers regarding such solicitation occurred on or around February 1, 2010.

PART II – OFFERING CIRCULAR

See attached Preliminary Offering Circular.



Preliminary Offering Circular
Dated November 16, 2010

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

COVER PAGE

BIDDEFORD AND SACO WATER COMPANY

(Exact name of Company as set forth in Charter)

Type of securities offered:	Common Stock			
Maximum number of securities offered:	31,000 shares			
Minimum number of securities offered:	no minimum			
Price per security:	$67.50 per share			
Total proceeds: (See Question Nos. 9 and 10)	If minimum sold: If maximum sold:	$0 $2,092,500		
Is a commissioned selling agent selling the securities in this offering?			[ ] Yes	[X] No
If yes, what percent is commission of price to public?			Not applicable	
Is there other compensation to selling agent(s)?			[ ] Yes	[X] No
Is there a finder's fee or similar payment to any person? (See Question No. 22)			[ ] Yes	[X] No
Is there an escrow of proceeds until minimum is obtained? (See Question No. 26)			[ ] Yes	[X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? (See Question No. 25)			[ ] Yes	[X] No
Is transfer of the securities restricted? (See Question No. 25)			[ ] Yes	[X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations.
- [ ] Is in the development stage.
- [X] Is currently conducting operations.
- [X] Has shown a profit in the last fiscal year.
- [ ] Other (Specify):

This offering has been registered for offer and sale in the following states: None. The offering is being made in selected states in reliance on available securities registration exemptions. (See Question No. 25)

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 64 pages.

THE COMPANY

1. Exact corporate name: Biddeford and Saco Water Company

   State and date of incorporation: Maine; March 12, 1881

   Street address of principal office: 181 Elm Street, Biddeford, ME 04005

   Company Telephone Number: (207) 282-1543

   Fiscal year: December 31 (month/day)

   Person(s) to contact at Company with respect to offering: C.S. Mansfield, Jr.

   Telephone Number (if different from above): same

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) **The failure of this offering to generate sufficient net proceeds could jeopardize the Company's ability to issue additional mortgage bonds in the future.** Under its mortgage indenture, the Company may not issue additional bonds (a) if the principal amount of bonds to be outstanding would exceed 66-2/3% of the cost or fair value of permanent improvements, extensions and additions to its plant, or (b) the amount of long-term debt of the Company would exceed 66-2/3% of total capitalization of the Company. The limitations included in the indenture are intended to provide security to bondholders and essentially require that the Company fund at least 33-1/3% of its construction budget with equity (including retained earnings) or short-term debt. The Company's current mortgage debt is $8,749,620, or 29% of the plant cost/value. The Company's long-term debt is currently 67% of the Company's total capitalization. Because the Company's mortgage debt as a percentage of total capitalization currently exceeds 66-2/3%, the Company is unable to issue any additional mortgage bonds (or other long-term debt) until it increases its capital.

   (2) **The Company's costs of operation are significantly affected by governmental regulations.** The Company must comply with local, state and federal regulations pertaining to water utility operations. The United States Environmental Protection Agency and the Maine Drinking Water Program have established water quality standards and rules and regulations for operating practices. Failure to comply with applicable rules and regulations could subject the Company and its employees to fines or other penalties, including possible license suspension. For more information, see Question 3(i).

   (3) **The rates the Company may charge are subject to prior governmental approval.** The Company's ability to earn profits is largely dependent upon the rates it charges its customers. These rates are regulated by the Maine Public Utilities Commission ("MPUC"). The Company files rate increase requests with the MPUC from time to time, to recover its investments in plant and equipment and projected expenses. The MPUC determines whether investments and expenses are recoverable, the length of time over which such costs are recoverable and the permitted rate of return on investments. Rate proceedings can be complex and expensive, and the MPUC has very substantial discretion over accounting measures that can significantly affect rate determinations.

   (4) **Due to the currently weak economic climate in the U.S. and Maine, there is a risk that authorized rates of return may be lower in upcoming rate adjustment proceedings than in prior proceedings.** The Maine Public Utilities Commission authorized a return on equity of 10.00% during the Company's most recent rate proceeding, which became effective as of March 1, 2008. The authorized rates of

return approved by the MPUC for other water utilities since that date has remained at 10.00%. However, authorized rates of return do fluctuate (for example, the Company was authorized a return on equity of 9.7% in its rate proceeding completed on December 15, 2003), and the MPUC has discretion to consider current economic conditions in setting authorized returns. A recent example from outside Maine is illustrative of this principle. In that non-Maine case, the regulatory commission ultimately authorized a return on equity of 10.00%, which was below the 10.75% recommended by the commission staff and the 11.00% that had been granted to the same utility in its most recent prior proceeding.

(5) **Water consumption may continue to be hampered by economic weakness and unfavorable weather patterns.** Water usage in the Company's service area has fallen well below expectations since the Company completed its most recent rate adjustment proceeding in March 2008. The summer weather in 2008 and (especially) 2009 was quite damp, suppressing demand. The economic slowdown in Maine that began in 2008 has also reduced water demand, both for industrial and commercial uses. Although the Company's operating revenues in 2010 have thus far exceeded 2008 and 2009 revenues, there can be no assurance that these improvements will continue.

(6) **Economic recovery in Maine has in the past tended to lag the nation.** In recent prior recessions, Maine's economy has not been affected as deeply as the nation as a whole, but has tended to recover more slowly than the nation as a whole. The reported unemployment rate (not seasonally adjusted) for Maine was 6.9% in August 2010. Although unemployment in Cumberland County and York County, Maine is lower than in the State as a whole, unemployment remains considerably higher than in 2000-2008. The Maine State budget for its 2010-2011 fiscal year has been repeatedly adjusted downward to reflect revenue shortfalls. The current economic climate may create an unfavorable environment for upcoming rate adjustment proceedings, and may cause an increase in accounts receivable due to slower than normal payments.

(7) **The Company has only limited capacity to borrow for additional construction and maintenance.** The Company's ability to fund construction and maintenance depends in part on the availability of adequate capital. In recent years, the Company's earnings were not, by themselves, sufficient to fund ordinary course replacements and improvements of its capital plant, and management chose to draw on the Company's line of credit for this purpose rather than postpone that work. For more information regarding the Company's construction and maintenance activities, see Question 9(a). As described in Question 3(b) below, the Company is not presently permitted under the terms of its bond indenture to incur additional long-term debt. The Company does have approximately $500,000 of additional borrowing capacity under its line of credit, but prefers to hold that amount of capacity in case of emergencies or unanticipated contingencies. Without further capital, the Company will limit its routine construction and maintenance somewhat, to the level fundable from operating cash flow. That reduced level of construction and maintenance would not itself significantly affect the Company's ability to provide a suitable level of service, for at least the next few years. Present constraints on additional borrowing do, however, leave the Company potentially more vulnerable to unexpected emergencies.

(8) **The Company's unsecured line of credit expires annually.** The balance on the Company's unsecured line of credit was $1,674,127 on December 31, 2009, $1,633,768 on May 31, 2010, and $1,586,079 on October 20, 2010. The line expires on June 30, 2011, and there is no assurance that the Company will be able to renew the line of credit on favorable terms or at all. Recent tightening of the credit markets may make it difficult for the Company to obtain short-term credit, whether from its current lender, or elsewhere. The Company's bond indenture limits the total amount of debt that the Company may incur. (See Question 3(b)).

(9) **Contamination of the Company's water supply could disrupt service and adversely affect its revenues.** The Company obtains all of its water supply from the Saco River. The river is susceptible to possible contamination and pollution from man-made sources. The Company has no ready alternate source of supply, and if the Saco River were to become seriously contaminated, the Company could be required to discontinue its operations until water quality is restored.

(10) **Utilities are now considered a possible target for terrorist attack.** The Company must consider what measures may be taken to forestall future acts of sabotage, vandalism or terrorism, and endeavor to be

prepared with an appropriate emergency response plan. Significant changes to plant and equipment would require increased equity or (if permitted) increases in borrowings.

(11) The use of chlorine gas as a disinfectant may be banned by federal regulation. The Company utilizes chlorine gas as the primary disinfectant at its water treatment facility. Legislation has been considered in Congress to require utilities to use disinfectants that would pose less risk to the public in the event of an accident or terrorist attack. Alternative disinfectants are more costly and could require significant modification of the Company's disinfectant storage and feed facilities.

(12) The offering price of Company common stock is arbitrary. The offering price of $67.50 per share bears no relationship to established value criteria, such as designated multiples of net tangible assets or earnings per share, and should not be considered an indication of the actual value of the Company. Regulated water utilities generally are not permitted to earn more than a designated return on the book value of their assets. Historically, when regulated water utilities are sold the purchase price has tended to be at or near book value, with adjustments depending upon market conditions, the perceived capacity for expansion and other factors.

(13) The price of a share in this offering is significantly higher than the book value of the stock. As of May 31, 2010, the tangible net book value per share was $35.07. This is approximately 51.96% of the offering price. As a result, investors participating in this offering will incur immediate and substantial dilution. Book value is determined by subtracting liabilities from tangible assets and dividing the answer by the number of outstanding shares.

(14) There is a very limited trading market for Company common stock; you may not be able to resell your shares at or above the price you pay for them. The Company's common stock is traded through an over-the-counter electronic quotation market operated by Pink OTC Markets Inc. The stock trades only sporadically, usually in amounts of well less than 1,000 shares per day. Because of the limited volume of trading, a sale of any significant number of shares of Company common stock in the open market could cause the stock price to decline. The Company is not subject to SEC public reporting requirements and therefore market participants (other than insiders) typically have little current information about the Company, other than published stock trading prices and whatever annual financial information was last provided to shareholders. Due in part to these factors, historical trading prices for the Company's common stock may not reflect a fair or accurate assessment of the market value of the Company's stock.

(15) Dependence on Key Personnel. The Company relies upon its relatively small management team, whose skills and experience level could be difficult to replicate, particularly given the regulatory requirements applicable to managers and employees responsible for system operations of a public drinking water utility (see Question 3(i) for more information).

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company is a privately-owned water company, regulated as a public utility by the State of Maine Public Utilities Commission. The Company's operations date back to 1881. The Company draws water from the Saco River at intakes located in Biddeford, Maine, approximately one mile west of the Maine Turnpike. The Saco River begins as a small stream high in the White Mountains of New Hampshire and flows through about 124 miles of New Hampshire and Maine forest and farmland before reaching the Company's intakes. The majority of the area within the Saco River's roughly 1,700 square mile watershed remains undeveloped or underdeveloped. The Saco River, just

upstream from the Company's intakes and extending for several miles upstream, is classified by the Maine Department of Environmental Protection as Class A & AA, which is the cleanest rating allowed. The river is a source of hydroelectric power, a major recreation area, and ultimately, the water supply for many southern Maine communities.

The Company owns and operates a complete water treatment facility. The treatment process includes coagulation, flocculation, sedimentation, filtration, and disinfection. Operations at the Company's treatment facility have received national recognition for excellence through the Partnership for Safe Water Program, which is sponsored by various agencies including the United States Environmental Protection Agency and the American Water Works Association. The Company sells this treated water to residential, commercial, municipal, and industrial customers located in the southern Maine communities of Biddeford, Saco, Old Orchard Beach, and the Pine Pont section of Scarborough. Depending on the time of year, the Company serves drinking water to between 50,000 and 200,000 people through over 16,000 service connections. The Company also occasionally sells water to the adjacent public water utility to the south (Kennebunk Kennebunkport & Wells Water District), primarily to enable that utility to satisfy peak summertime demands. The Company maintains over 235 miles of water mains through its distribution system. Over 1,200 public fire hydrants are connected to the Company's distribution system.

The Company's ongoing operations vary little from year to year. As a result, the funds required each year for construction and maintenance tend to be predictable with a reasonable degree of accuracy. For example, operating expenses exclusive of taxes, depreciation, and amortization totaled $2,528,044 in 2008 and $2,515,483 in 2009. The Company also establishes a budget each year of approximately $200,000 for larger recurring items, including: (i) an annual expenditure of approximately $50,000 for meters to be installed either on the services for new homes and businesses, or as replacements for older meters that no longer comply with industry accuracy standards; and (ii) an annual expenditure of approximately $85,000 for the renewal and replacement of street services that are used to supply existing customers. Other less significant recurring items in the annual budget include: process piping and equipment used either to monitor or control operation at the Company's water treatment facility, computer upgrades and replacements, safety equipment, and miscellaneous pumps, tools, and equipment. Expenditures associated with the replacement of the Company's vehicles do vary depending upon which vehicles need to be replaced, and the financing or payment option selected; recently, the total annual expenditure for vehicle replacement has averaged approximately $60,000.

The Company does not currently have any significant new construction or capital projects planned. As described in more detail in Question 9(a), the Company has an ongoing water main replacement program, and is constantly maintaining, upgrading, and replacing the miles of pipeline, pumps, meters, and other equipment used in the treatment and flowage of drinking water to its customers. The Company's objective is to fund these ordinary course upgrade and replacement projects through operating income. Over the past few years, however, largely as a result of the downturn in the economy and poor weather conditions (which have suppressed demand), the Company's operating income has declined and it has chosen to draw down its line of credit to fund a portion of these ordinary course maintenance and upgrade projects. Management wishes to avoid further draws against the line of credit, in order to preserve at least $500,000 of availability for use in an emergency or other unforeseen contingency. Therefore, until the Company is able to raise additional equity, and thereby enable it to issue further long-term debt within the restrictions of its mortgage indenture (see Question 3(b) for more information) the Company will conserve funds by delaying optional improvements and upgrades it might otherwise choose to make. However, even if the Company were unable to raise capital through this offering, it still expects to generate sufficient funds through operations to satisfy its construction and maintenance needs for 2010 and 2011, without impairing its ability to provide suitable levels of service.

(b) Describe *how* these products are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the

estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company operates in conformity with standards of quality, practice, and procedure established by the United States Environmental Protection Agency and the Maine Drinking Water Program, and is further regulated by the Maine Public Utilities Commission primarily in the financial and customer service aspects of its business operations. The Saco River is the source of supply for the water sold by the Company. The Saco River watershed upstream from the Company's intakes covers an area of roughly 1,700 square miles. The peak rate at which the Company has ever drawn water from the Saco River is less than 5% of the minimum flow in the Saco River past the Company's intakes, and so there is always a sufficient quantity of water available to meet the Company's requirements. The Company owns and operates a treatment plant to process the water drawn from the Saco River, producing finished water that complies with all current drinking water regulations established by the United States Environmental Protection Agency and the Maine Drinking Water Program.

As of October 20, 2010, the Company had a total of $8,749,620 outstanding under five separate series of mortgage bonds, which were issued pursuant to the terms of the Company's mortgage indenture. The Company's obligations under the bonds are secured by a lien on substantially all of the Company's water utility plant. For each series of bond, the specific amounts outstanding as of October 20, 2010, maturity date, and the applicable interest rate are set forth in the table below. See Note 5 to the attached financial statements for further information.

Bonds payable (Series L) at 7.72%, interest paid semi-annually, outstanding principal due in June 2018	$2,250,000
Bonds payable (Series M) at 6.45%, interest paid semi-annually, outstanding principal due in September 2014	$2,700,000
Bonds payable (Series N) at 2.40%, principal and interest paid semi-annually, outstanding principal and interest due in April 2022	$1,461,100
Bonds payable (Series O) at 1.86%, principal and interest paid semi-annually, outstanding principal and interest due in October 2025	$910,000
Bonds payable (Series P) at 2.23%, principal and interest paid semi-annually, outstanding principal and interest due in April 2028	$1,428,520

Under its mortgage indenture, the Company may not issue additional bonds (i) if the principal amount of bonds to be outstanding would exceed 66-2/3% of the cost or fair value of permanent improvements, extensions and additions to its plant, or (ii) the amount of the Company's long-term debt would exceed 66-2/3% of total capitalization of the Company. The size of the Company's mortgage debt as a percentage of plant cost/value has increased over time, and is currently 29% of plant cost value, meaning that is not approaching the limitations imposed by the indenture. However, the Company's long-term debt currently represents 67% of the total capitalization of the Company. Given the Company's obligations under its mortgage indenture and the Company's current financial position, the Company will be unable to issue any additional long-term debt until it increases its equity. As a result, the Company's ordinary course construction activities will be limited to those projects that can be funded through operations and short-term borrowings, which will slow the Company's currently ongoing main replacement program. See Question No. 9 for more detail regarding the water main replacement program.

Since 2001, the Company has had a line of credit through Biddeford Savings Bank. Currently, the line of credit permits the Company to borrow up to $2,250,000, and make monthly payments of interest only, until the maturity date, which is June 30, 2011. Under the terms of the line of credit, the Company is required to maintain a minimum debt service coverage ratio and a maximum debt to tangible net worth ratio; the Company is currently in compliance with both of those covenants. The

interest rate on the line of credit is either the highest prime rate minus 1%, adjusted daily, or the London Interbank Offering Rate (LIBOR) plus 1.85%, for 30, 60, 90, or 180 days. Under the terms of the line of credit, the Company has the option to select the more advantageous rate; for most of 2010 to date, the Company has used the LIBOR-based interest rate. As of May 31, 2010, the applicable interest rate on the Company's outstanding balance of $1,633,768 was 2.10%. As of October 20, 2010, the outstanding balance was $1,586,079, with an applicable interest rate of 2.15%. The Company tries to maintain at least $500,000 of unused capacity under its line of credit, to help cover unanticipated emergencies; the unused capacity as of October 20, 2010 was approximately $660,000.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The Company is authorized by legislative charter to provide services to the following communities in southern Maine: Biddeford, Saco, Old Orchard Beach, Lyman, Dayton, and Scarborough. The Company is also authorized to supply water to the Kennebunk, Kennebunkport, and Wells Water District.

Because of the monopoly held by the Company for the services it provides, all rates charged by the Company for water supply and fire protection services must first be approved by the Maine Public Utilities Commission through a highly regulated rate-adjustment process. See Question 3(i).

Weather conditions tend to have a dramatic impact on operating results for water utilities, and the Company's operating results are representative of this tendency. There are two factors that cause this effect. First, the Company's service area includes several miles of sandy beaches. There is significant summer usage in the beach areas, both by people who own seasonal properties, and by visitors staying in area hotels and motels. Usage by such seasonal customers is relatively higher during summers when the weather is conducive to spending time on the beach. When summer weather is warm and relatively dry, water usage also typically increases because people use significant amounts of water to maintain their lawns and gardens. In addition, the Company serves two 18-hole golf courses that use water from the Company's system to irrigate their greens and fairways during the summer season.

The strength of the local economy also has an impact on the water utility industry. Usage by industrial and commercial customers in the Company's service area is typically reduced during times when the economy is depressed because people travel less, go out to dinner less often, and reduce their discretionary purchases.

Local weather and economic conditions have shown signs of improvement in 2010. The weather during the summer of 2010 was relatively warm and dry, and tourism activity in the area was strong, despite continued weakness in the economy. The volume of water necessary to meet summer usage during July and August this year increased by more than 20 percent when compared with usage during the same period in 2009. The year-to-date volume of water pumped totaled 1,574 million gallons through August 31, 2010, compared with 1,403 million gallons through August 31, 2009, representing an increase of approximately 12 percent.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company is a privately-owned water company, regulated as a public utility by the State of Maine Public Utilities Commission. The Company holds a monopoly for the services it provides

within its designated territory. Current technology is not conducive to the development of substantial competition for the monopoly services now provided by the Company.

Note: *Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.*

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The services provided by the Company are essential and provided under a monopoly. The Company does not engage in advertising or marketing of its services. Providing excellent customer service is important to the Company's overall mission, and Company employees are trained and evaluated accordingly.

The rates charged by the Company for public fire protection services are established by the Maine Public Utilities Commission under a formula for determining the percentage of gross revenues that water utilities should derive from fire protection charges. Consistent with those rules, approximately 16% of the Company's revenues are derived from public fire protection charges. These charges are allocated proportionately, in accordance with the applicable MPUC allocation rules among the towns of Biddeford, Saco, Old Orchard Beach and Scarborough, based upon the number of fire hydrants located in each community.

The Company provides its services to a large and diverse set of residential, commercial and municipal customers, and no one customer accounts for anywhere close to 20% of the Company's annual revenues.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The Company business is such that it does not have firm orders or backlogs. As a regulated public water utility, the Company is required to provide public water services within its service area to all persons requiring such services.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company's water sales are greater during the summer months. There are two primary reasons for this. First, water is used to irrigate lawns and gardens during the summer months. Second, there is an increase in population in the coastal sections of the Company's service area during the summer as well. Typically revenues from winter quarters average between 22 and 24 percent of annual revenues, and summer quarters between 26 and 28 percent.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If this Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company's current permanent staff of 27 employees is divided into the following classifications: management (4 employees); office/clerical (4); meter reading (4); water treatment (6); and water distribution (9). The Company does not anticipate any significant change in staffing within the next 12 months, and expects to continue to employ a total of approximately 27 individuals within the next 12 months, regardless of whether the offering is successfully completed. The Company believes it enjoys very good relations with its employees and that its workforce is stable. The average number of years of service for the Company's staff is approximately 16 years. The Company has not experienced any particular difficulty hiring workers when staff openings have occurred in the past. The Company's workforce does not belong to any union, and the Company is not subject to any collective bargaining agreement. All employees are paid on an hourly or salaried basis, depending upon job responsibilities. All employees receive a package of benefits which includes medical insurance, dental insurance, life insurance, vacation leave, sick leave, and pension benefits. All wages and benefits for employees are approved by a vote of the Company's Board of Directors.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company owns an office building with associated lot in Biddeford; a construction garage with associated lot in Saco; a water treatment plant with associated lot located on the Saco River in Biddeford; two primary pump stations (one to pump water from the Saco River into the treatment plant and the other to pump water from the treatment plant into the distribution system); a 7.5 million gallon finished water storage reservoir with associated lot; three distribution storage standpipes with associated lots and having a combined total storage volume of 3.3 million gallons; approximately 235 miles of distribution and transmission mains; approximately 16,200 service connections; approximately 15,200 meters; and approximately 1,200 fire hydrants.

The office building is located on Elm Street (Route 1) in Biddeford; the two-story building with full basement was constructed in 1964 and includes approximately 3,000 square feet of usable space on each floor. The construction garage is located in the Saco Industrial Park and includes approximately 2,200 square feet of office space and 10,000 square feet of garage/storehouse area. The treatment plant is located on South Street, Biddeford, and was originally constructed during 1935 and 1936. The treatment facility has been continuously upgraded over the years, and the plant operates in complete compliance with all federal and state regulations, with a maximum capacity of approximately 14 million gallons per day depending upon system operating conditions. The distribution mains are located in the more densely populated areas of Biddeford, Saco, Old Orchard Beach, and the Pine Point section of Scarborough, primarily on the easterly side of the Maine Turnpike. Over 75 percent of the distribution and transmission mains are 6-inch diameter or larger.

Essentially all of the Company's property is subject to liens under its mortgage bond indentures. The Company has no plans to acquire additional property at the present time, but will extend its distribution system as needed to provide service to new customers.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidential agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company is not involved in developing new products or services, and does not rely on any material rights in intellectual property.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company is a public water utility and its operations are subject to extensive regulation by the Maine Public Utilities Commission, the United States Environmental Protection Agency (USEPA) and the Maine Drinking Water Program (MDWP). Applicable regulations include, without limitation: regulation of rates charged by the Company to its customers; land use regulations; water purity treatment standards; and regulations on use of hazardous chemicals.

As a public utility providing water supply and fire protection services, the Company is required to furnish safe, reasonable and adequate facilities to provide an essential public service. The rate that the Company may charge for the production and delivery of water, or for any other service provided, must be just and reasonable. The MPUC is responsible for the determination of what constitutes just and reasonable rates. When making the determination of what shall constitute just and reasonable rates, the MPUC is obligated to provide sufficient revenues to permit the Company both to perform its public service and to attract necessary capital on just and reasonable terms.

The actual rate adjustment process is completed in accordance with an MPUC rule that establishes the filing requirements for the form, content, and organization of all schedules of rates, terms and conditions. The schedules detail all costs associated with the operation of the utility during a test year, itemized by account number or functional grouping, as well as the impact and reasons for any possible adjustments to the test year. A billing analysis must be included that illustrates both how the proposed rates will generate the revenue necessary to cover the adjusted test year operating costs, as well as the rate of return on invested capital that will be provided.

The Company initiates the process by first filing proposed new rates with the MPUC, and then notifying all customers that a rate adjustment proposal has been sent to the MPUC. The MPUC's staff reviews the filing and schedules meetings and hearings as appropriate. The process always includes the Maine Public Advocate as a representative of the public interest, and is open to the public; any interested party may participate. Completion of the rate adjustment process can require up to nine months. At least twelve months must pass between the initiations of rate adjustment proceedings.

The Company is required to obtain approval from the MPUC prior to the sale and issuance of securities. On May 5, 2010, the MPUC authorized the issuance of up to 35,000 shares of Company common stock in connection with this offering.

The normal daily operations of the Company are primarily regulated by MDWP, which is an office of the Maine Department of Health and Human Services. MDWP holds primary enforcement responsibility in the State of Maine for the Federal Safe Drinking Water Act Regulations. In this capacity, MDWP has established rules for the operation of drinking water utilities that are no less stringent than the regulations promulgated by the USEPA under the Federal Safe Drinking Water Act. These rules regulate virtually all aspects of the daily operations of every public water system in the State of Maine, including: the quality of the finished water supplied to customers, the testing that must be performed to verify that the finished water supplied to customers is in compliance with quality standards, the procedures and schedule that must be followed when reporting the results of required testing to the various regulatory authorities involved, and how records of the required testing must be maintained. In addition, MDWP has standards in place that guide how public water systems are to be operated, how treatment chemicals are to be utilized, what emergency planning must be completed, and the minimum qualifications and experience required for the managers and employees who are responsible for system operations. For example, certain Company employees are certified and authorized to practice in the State of Maine as Water System Operators. Loss of an individual's license would prevent that employee from providing the regulated services to the Company.

MDWP personnel routinely verify that the Company's operations comply with all routine monitoring and reporting requirements, and periodically perform what is termed a "sanitary survey"

to verify that the Company's operations comply with established regulations. Regulatory violations sufficient to result in suspension or revocation of the Company's permits to treat or distribute water could subject the Company to substantial administrative penalties and possible civil liability for damages.

The Company must also verify that any new construction, addition, or alteration involving the source, treatment, or storage of water complies with MDWP requirements before beginning any such work. This is accomplished by submitting plans for all such activities to the MDWP for pre-construction review and approval.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The charter for the Biddeford and Saco Water Company was granted by the Maine State Legislature in 1881. Construction of necessary facilities began in 1883, and water was first supplied to customers located in Biddeford and Saco in 1885. In 1902 the Company purchased the Old Orchard Water Company. In 1905 water service was extended easterly form Old Orchard Beach along Grand Beach to Pine Point in Scarborough, and in 1909 service was extended westerly from Old Orchard Beach to Kinney Shores and Camp Ellis in Saco.

The last major geographic expansion of the service area occurred during the 1920's when service was expanded to include Ocean Park in Old Orchard Beach, and extended southerly from downtown Biddeford to the Hills Beach and Fort Hill sections of Biddeford. Since then, the supply, treatment, and distribution facilities have been continuously upgraded and expanded to meet changes in customer demand within the Company's service area and to maintain compliance with applicable rules and regulations.

The most recent stock dividend or stock split occurred in 1995. Common stock was last sold by the Company in 1968. No stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization is contemplated at the present time.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Not applicable. The Company has been operating profitably for more than 100 years. In order to continue to maintain an acceptable level of profitability, the Company must periodically apply to the Maine Public Utilities Commission for increases in rates. The Company anticipates applying to the Maine Public Utilities Commission for a rate adjustment that, if granted, would become effective in 2011.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The Company plans to operate as it has in the past and will periodically apply to the Maine Public Utilities Commission for rate adjustments in accordance with the prescribed rate adjustment

process. By statute, water utilities are entitled to a reasonable rate or return on investment, but the MPUC nonetheless has substantial discretion in determining rates.

Note: *After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.*

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $259,477 ($2.45 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	$67.50 / $2.45	=	27.55 price/earnings multiple

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   The Company's net tangible book value was $3,721,262 ($35.07 per share) as of May 31, 2010.

   (The figure above excludes deferred debits and deferred bond expenses. In other contexts, the Company has customarily included such costs in the determination of tangible assets, because they relate to the Company's capital plant and other tangible assets and are recoverable/allowable for rate making purposes (either through expense or eventual capitalization of a completed project). If those deferred but recoverable amounts were included in the calculation, the net tangible book value of the Company would be $4,204,273 ($39.62 per share).)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The price of the securities in this offering was not established by reference to book value or other established criteria of value, but rather was set arbitrarily at a level somewhat below the average trading price of the stock for the first five months of 2010.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   The Company has not sold or issued any securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   Currently the Company has 106,104 shares of common stock outstanding. The Company has no outstanding preferred stock, no outstanding securities convertible into stock, and no outstanding options, warrants or rights to purchase shares.

The present offering of common stock would increase the outstanding common stock by up to an additional 31,000 shares. The shares sold in this offering would represent the following percentages of the then outstanding shares of common stock:

If the maximum is sold:	22.6%
If 75% is sold:	17.9%
If 50% is sold:	12.7%
If 25% is sold:	6.8%
If none are sold:	0%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold:	$9,254,520*
If 75% is sold:	$8,731,395*
If 50% is sold:	$8,208,270*
If 25% is sold:	$7,685,145*
If none are sold:	$7,162,020*

* The Company has no outstanding convertible securities and no outstanding options, warrants or rights to purchase common stock, and thus the foregoing values are not subject to adjustment to reflect conversions of convertible securities or to reflect exercises of options, warrants or rights.

Note: *After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.*

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum is Sold*	
	Dollar Amount	**% of Total**
Total Proceeds	$2,092,500	100.0%
Less: Offering Expenses		
Commissions and Finders Fees	0	0.0%
Legal and Accounting	167,400	8.0%
Copying and Advertising	20,925	1.0%
Other	0	0.0%
Net Proceeds from Offering	**$1,904,175**	**91.0%**
Use of Net Proceeds		
Repay Line of Credit	1,586,079	75.8%
Capital Projects	318,096	15.2%
Total Use of Net Proceeds	**$1,904,175**	**91.0%**

* The offering has no minimum and thus there is no assurance that any proceeds will be raised.

The offering expenses set forth in the table above are estimates. The Company will be liable for legal, accounting, copying, and advertising fees incurred in connection with this offering even if no proceeds are raised.

Net proceeds from the offering will, initially, be used to pay down the Company's operating line of credit and to increase the Company's invested capital for regulatory purposes. As of October 20, 2010, there was $1,586,079 outstanding under the Company's line of credit, and the applicable interest rate under the line of credit on that date was 2.15%. Ultimately, the net amount raised through this offering will help fund improvements to the Company's treatment and distribution systems.

The Company presently has no major capital improvement projects that would be funded from net proceeds of this offering. Instead, as described below, the Company periodically extends and upgrades its water mains and equipment, as part of its normal operations. The Company plans to use net proceeds from this offering to help fund these kinds of incremental improvements and upgrades.

Periodic replacement and upgrading of water mains and equipment improves system reliability and enhances water quality for customers. Generally speaking, the timing of this work is not dictated by regulation, but rather is a matter of business judgment guided by a combination of factors, including the results of regular leak detection surveys, water main breakage records, plans for street reconstruction projects initiated by either the Maine Department of Transportation or one of the local communities served, and the availability of funds. The Company has replaced between 2,500 and 5,000 lineal feet of water main annually in recent years. The replacement cost per foot varies widely, depending upon soil and site conditions; costs can range from approximately $20 per foot to well over $100 per foot. Historically, this work has been funded through a combination of internally generated funds and borrowings. Once complete and in service, the replacement mains may be capitalized to earn a return through rates.

When roads are reconstructed, there is an opportunity to replace aging water mains that run along those roads. The pace of road reconstruction has increased in recent years within the Company's service area. The city of Saco in November 2009 passed a $2,300,000 bond for the paving and improvement of approximately 20 miles of public streets. That work is being completed during 2010 and 2011. The other two major municipalities within the Company's service area, Biddeford and Old Orchard Beach, have not passed similar bonds recently, but both communities have completed extensive street reconstruction projects in recent years, and currently have additional projects at various stages of design. In addition, the Maine Department of Transportation is finishing the design for the reconstruction of a portion of Route 1 in Biddeford; the project is expected to go to bid in 2011 and will require either the relocation of the Company's existing water main, or redesign of the project to avoid the existing water main. The Company will likely opt for a redesign, at a cost of approximately $70,000.

As described in Questions 3(a) and 3(b), the Company currently has little or no borrowing capacity to fund replacement or updating of water mains and equipment, and thus these activities are limited to the amounts that can be funded from operating revenues. Earnings alone, however, are generally not sufficient to fund the pace of replacements the Company would like to make. If this offering is successful in raising additional equity, it will permit the Company to take better advantage of opportunities presented by the recent increased level of road reconstruction within the Company's service area, and to increase the pace of its ordinary course equipment replacement program.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The Company will use the net proceeds from this offering initially to pay down the balance on the Company's operating line of credit. Any offering proceeds remaining after such use would be applied against future improvements and additions to plant and equipment. The reduction in debt and increase in equity will enable the Company to increase its future borrowing capacity and thereby support the Company's operations.

Note: *After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar*

payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

The Company will use funds generated through operations, supplemented with funds drawn from its operating line of credit if needed. Funds generated through operations are not fixed in amount. As a regulated utility, the Company is entitled to earn a reasonable return on its equity capital and therefore an increase in capital may lead to improved rates and increased earnings. The Company's line of credit is subject to annual renewal. The line of credit has been renewed through June 30, 2011.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Proceeds from the offering will be used to reduce the balance on the Company's operating line of credit. The Company has a $2,250,000 unsecured line of credit. The line expires on June 30, 2011. The interest charged on the line is a variable rate of prime less 1%. The amount outstanding was $1,674,127 and the applicable interest rate was 2.25% at December 31, 2009. As of May 31, 2010, there was $1,633,768 outstanding, with an applicable interest rate of 2.10%. As of October 20, 2010, there was $1,586,079 outstanding, with an applicable interest rate of 2.15%.

(c) If any material amount of proceeds is to be used to acquire assets, other than the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company does not expect any cash flow or liquidity problems within the next twelve months. The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company is not dependent on proceeds from this offering to fund its cash requirements for the next twelve months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding	
	As of 5/31/2010	**As Adjusted (Assuming Maximum Number of Shares Sold)***
Debt:		
Short-term debt (average interest rate 2.31% as of 5/31/2010; 3.63% as adjusted)	$ 1,705,407	$ 71,639
Long-term debt (average interest rate 4.96%)**	8,766,820	8,766,820
Total debt:	**$10,472,227**	**$8,838,459**
Stockholders' equity:		
Preferred Stock, par or stated value	$ 0	$ 0
Common Stock, $25 par value	2,652,600	3,427,600
Additional paid-in capital	4,358	1,133,533
Retained earnings (deficit)	1,547,315	1,547,315
Total stockholders' equity:	**$ 4,204,273**	**$ 6,108,448**
Total Capitalization	**$14,676,500**	**$14,946,907**

* The offering has no minimum and, accordingly, there is no assurance that any proceeds will be raised.

** The long-term debt figure presented above includes the non-current portions of the Company's bonds, as well as capital leases. The long-term debt figure reported in the balance sheet included with the attached interim financial statements from the period ending Mary 31, 2010, $8,704,620, represents the non-current portions of the bonds alone.

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
None	Not applicable	Not applicable

Number of common shares authorized: 160,000 shares

Par value per common share: $25

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: None

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X]	Common Stock	
[ ]	Preferred or Preference Stock	N/A
[ ]	Notes, Debentures, or Bonds	N/A
[ ]	Limited Liability Company Membership Interests	N/A
[ ]	Units of two or more types of securities, composed of:	N/A
[ ]	Other (specify):	N/A

15. The offered securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[X]	[ ]	Preemptive rights to purchase any new issue of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Anti-dilution rights
[ ]	[X]	Other special rights or preferences (specify):

Explain: For a description of applicable preemptive rights, see Question 25 below.

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. N/A
Date when conversion becomes effective: N/A
Date when conversion expires: N/A

17.(a) If securities are notes or other types of debt securities: Not applicable

(1) What is the interest rate? __________
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date?
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $________________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

The Company is not offering debt securities or preferred stock that the Company is required to repurchase. Therefore, this item is not applicable.

18. If securities are Preference or Preferred stock: Not applicable.

Are unpaid dividends cumulative?	[ ] Yes [ ] No
Are securities callable?	[ ] Yes [ ] No
Explain:	

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company's mortgage bond indentures place certain restrictions on the payment of dividends such that the Company shall not pay any dividends if, after giving effect thereto, the aggregate amount of all sums declared, paid or set aside by it for the purpose of offering such dividends or distributions subsequent to December 31, 1997 does not exceed the sum of (i) the net income of the Company determined in accordance with generally accepted accounting principles for the period from January 1, 1998 to the date of any such distribution, taken as a single accounting period, plus (ii) $350,000. At May 31, 2010, unrestricted reinvested earnings amounted to approximately $583,000, or $5.49 per share.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):

At May 31, 2010, unrestricted reinvested earnings available for the payment of dividends amounted to approximately $583,000.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company intends to conduct this offering of stock through its own officers. See Question 24 below. The Company has not designated a selling agent to assist it in this offering but may decide to do so. If a selling agent is engaged, the Company will amend this offering circular accordingly.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company has not retained a selling agent. See Question 21 above. The Company does not intend to use finders and will not pay commissions or other compensation to finders, and will not indemnify finders against liabilities under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

Note: *After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.*

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	C.S. Mansfield, Jr.	Name:	Robert R. Theriault
Address:	PO Box 304 Biddeford, ME 04005-0304	Address:	PO Box 304 Biddeford, ME 04005-0304
Telephone No.:	(207) 282-1543	Telephone No.:	(207) 282-1543

No additional compensation will be paid to any officer, director, or company employee in connection with this offering.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

The offering is being made to those persons who were shareholders of record as of May 28, 2010, but is not limited exclusively to those persons.

This contemplated issuance of common stock is subject to preemptive rights under Maine law in favor of existing shareholders of Biddeford and Saco Water Company. Accordingly, the Company is required to provide its shareholders with a reasonable opportunity to purchase a pro rata share of stock covered by this offering.

On May 28, 2010, the Company mailed a notice to all persons who were then shareholders of record. The mailing was also sent to other persons believed to be beneficial owners of Company stock, based on the best information then available. The notice stated that the Company had decided to proceed with an offering of 31,000 shares of common stock at $67.50 per share and had determined that such an offering was subject to preemptive rights. Accordingly, the Company provided shareholders with a Preemptive Rights Election form by which, prior to July 7, 2010, they could elect to preserve their preemptive rights or (subject to possible limits under securities laws of their particular state of residence) reserve more than their pro rata share of the contemplated offering. In returning an Election form, the shareholder was not making any commitment to purchase stock (as stated in the letter, the offering of shares would only be made through an offering circular and subscription agreement, neither of which was then being provided); rather, returning the Election form would serve to preserve the preemptive rights of that holder and also would give the Company some basis for estimating whether shares would be available for possible offering to persons other than those shareholders.

Based on the Election forms returned by existing shareholders, the stated offering size exceeds the prospective exercises of preemptive rights, and the Company expects to have shares available for sale to persons other than its existing shareholders.

All offers and sales to existing shareholders and others will be conducted by Company employees. If the Company decides to engage a selling agent at some future date to assist in offering shares for sale, it will amend this offering circular accordingly.

Other than in connection with valid exercises of preemptive rights, the Company intends to limit the offering to residents of the following states: Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, and Maryland. The Company reserves the right in its discretion, however, to extend the offering to other states.

Based on stock ownership information available to the Company at the time of the May 28, 2010 notice, the Company believes it has shareholders in the following states: Alabama, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin. Under the securities laws of Oregon and Pennsylvania, the Company need not register the offering in that particular state if it restricts its offering to existing security holders residing in that state and also limits the number of shares sold to any such security holder to his or her pro rata share of the total offering. To avoid the expenses that would be associated with registration of the offering in Oregon and Pennsylvania, the Company will therefore limit its offering in those states to existing security holders and will limit the number of shares sold to any such holder to his or her pro rata share of the offering (approximately one-third the number of shares owned by the security holder at the time of subscription or at May 28, 2010, whichever is lower). In other states where shareholders reside, the Company is permitted, without registration, to offer shares to existing security holders, without a pro rata restriction of this sort. Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, and Maryland are among the states where the Company is permitted, without registration, to offer the common stock not only to existing security holders but also to others who are not existing security holders.

In the case of shares made available for sale to persons other than existing shareholders, the Company will require a minimum investment of 75 shares ($5,062.50) per subscriber. No minimum investment will apply to existing shareholders, whether they purchase shares pursuant to an exercise of preemptive rights or otherwise.

There are no resale restrictions on the offered common stock.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No N/A

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

This item is not applicable. The Company may accept subscriptions as they are received. There is no minimum number of shares that must be sold as a condition to the offering.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There are no restrictions imposed by the Company on the resale of its outstanding common stock, and no resale restrictions will be placed on common stock purchased through this offering.

Under Maine law, no person or group may own or control more than 10% of the outstanding voting securities of a regulated public utility, unless the Maine Public Utilities Commission has first approved the acquisition of such ownership or control by such persons.

Holders of the Company's outstanding common stock have statutory preemptive rights, under which each holder generally has a right to purchase his or her pro rata portion of shares of stock (or options or rights to purchase such stock, or securities convertible into such stock) offered by the Company. These preemptive rights may be subject to exceptions that are not applicable to the present offering of shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

During each of the past five years, the Company has paid regular quarterly dividends on outstanding shares of common stock. During such period, the rate of dividends was $3.20 per share per year through July 2009, and $2.24 per share per year since October 2009. The decision to lower the dividend payment rate effective with the October 2009 dividend was based upon two primary factors. First, water consumption in the Company's service area in recent years had been hampered both by weakness in the local economy and unfavorable weather conditions. As a result, the Company's operating revenues during 2008 and 2009 were well below amounts that would normally be expected based upon historic trends. Second, the national stock market downturn reduced the value of the Company's pension fund and resulted in a significant charge to the Company's balance sheet equity (a charge to equity of $766,303 in 2009 and $864,537 in 2008). Company management expects that the reduction in the dividend payment rate will enable the Company to recover more quickly from the negative effects of lower than expected operating revenues and the stock market downturn.

The Company currently expects to continue to pay quarterly dividends on outstanding shares of common stock in the future. The amount of dividends paid is subject to statutory prohibitions on the making of distributions if they would cause the corporation to become insolvent. The Company's mortgage bond indentures also impose limits on the payment of dividends. See Question 19. Subject to such limitations, the Board of Directors has discretion to determine the timing and amounts of dividends. In recent years, all cash dividends declared by the Board have been paid from the Company's earnings from operations or from retained earnings. The Company currently expects to continue to pay quarterly dividends on outstanding shares of common stock in the future. The current payment rate is approximately 5.7% of total stockholders' equity, and would be approximately 5.1% if this offering is successful. The Company believes that payment of dividends at the current payment rate is sustainable, whether or not the Company successfully completes this offering, and the Company does not currently anticipate having to make any further reduction in the dividend rate in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & Treasurer

Name: Clifford S. Mansfield, Jr. Age: 61

Office Street Address: 181 Elm Street
Biddeford, ME 04005

Telephone No.: (207) 282-1543

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Mansfield has held his current position with the Company throughout the last five years. He is responsible for supervising the day-to-day operations of the Company, including the financial aspects, and reporting on those activities to the Board of Directors.

Education (degrees, schools, and dates):

BSCE / University of Maine / 1970
MSCE / University of Arizona / 1972

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Mansfield is employed by the Company on a full-time basis.

30. Chief Operating Officer:

Mr. Mansfield also serves as the chief operating officer of the Company in his role as President and Treasurer.

31. Chief Financial Officer:

Mr. Mansfield also serves as the chief financial officer of the Company in his role as President and Treasurer.

32. Other Key Personnel:

(A) Name: Robert R. Theriault Age: 58

Title: Assistant Treasurer

Office Street Address: Telephone No.: (207) 282-1543

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Theriault has held his current position with the Company throughout the last five years. He is the manager of the Company's main office, and in this capacity, he supervises the office staff and maintains all of the Company's accounting records.

Education (degrees, schools, and dates):

BS – Accounting / University of Southern Maine / 1977

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Theriault is employed by the Company on a full-time basis.

(B) Name: Thomas Car III Age: 53

Title: Distribution Superintendent

Office Street Address: Telephone No.: (207) 282-1543

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Carr has held his current position with the Company throughout the last five years. He is responsible for overseeing all aspects of the Company's water distribution system, including the design and construction of all system expansions and improvements.

Education (degrees, schools, and dates):

University of Maine – Portland-Gorham / 1974-1976

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Carr is employed by the Company on a full-time basis.

(C) Name: Christopher M. Mansfield Age: 41

Title: Deputy Manager

Office Street Address: Telephone No.: (207) 282-1543

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Mansfield (the son of C.S. Mansfield, Jr.) has held his current position with the Company throughout the last five years. He is responsible for supervising the day-to-day operations of the Company's water treatment facility, and providing assistance to the other members of the Company's management team as needed.

Education (degrees, schools, and dates):

BSCE / University of Maine / 1991
MSCE / Cornell University / 1993
PhD – Civil Engineering / Cornell University / 1996
JD / Cornell Law School / 2002

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Mansfield is employed by the Company on a full-time basis.

DIRECTORS OF THE COMPANY

33. Number of Directors: 5. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The Company elects Directors to staggered three-year terms. Accordingly, in any given year, the shareholders elect one or two of the five members of the Board of Directors.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: David E. Briggs Age: 71

Office Street Address: Telephone No.: (207) 934-3996

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Briggs has been retired since 1995. Prior to his retirement, he worked for Central Maine Power Company, most recently as regional director for its Biddeford District. Central Maine Power is an electric utility serving central and southern Maine.

Education (degrees, schools, and dates):

C.W. Post College / 1964-1966
University of Southern Maine / 1957-1958 & 1971-1976

(B) Name: Richard A. Hull III Age: 60

Office Street Address: Telephone No.: (207) 282-7100

Park One Eleven
409 Alfred Street
Biddeford, ME 04064

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Hull is the Chief Operating Officer for H & D Title & Closing Services, LLC; he has held this position since November 2006. From January 1994 to November 2006, he worked for Levis & Hull, P.A. and was a shareholder of the firm.

Education (degrees, schools, and dates):

BA / Carleton College / 1971
JD / University of Maine School of Law / 1974

(C) Name: Michael A. Morel Age: 67

Office Street Address: Telephone No.: (207) 282-0553

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Morel is retired. From 1996 to 2008 he worked for Maine Bank & Trust Company (a Division of People's United Bank) and served as Vice President in charge of area commercial lending and business development.

Education (degrees, schools, and dates):

BA – History / Saint Anselm College / 1965

(D) Name: Wayne A. Sherman Age: 60

Office Street Address: Telephone No.: (207) 284-6240

4 Pilgrim Lane
Saco, ME 04072

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

From 1998 to 2009, Mr. Sherman was President of Biddeford Savings Bank. He currently serves as a Director of that bank, a position he has held for the last eleven years. Mr. Sherman also is a ski instructor in the Sunday River Meisters Program.

Education (degrees, schools, and dates):

BA – Political Science / University of Southern Maine / 1972

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Director David E. Briggs has prior employment experience with a regulated public utility. He served as a regional director for Central Maine Power Company prior to his retirement in 1995.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been

taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Central Maine Power Company is an electricity distribution utility and the Company is a public water utility. The two companies neither compete for business nor utilize trade secrets and/or proprietary information in their operations. A release from Central Maine Power was not necessary for Mr. Briggs to be able to serve on the Company's Board of Directors.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Director has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that required the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company has not purchased key man life insurance on any Officer, Director or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

To the Company's knowledge, no shareholder beneficially owns 10% or more of the common stock of the Company. Under Maine law, a person or group that owns or controls 10% or more of the outstanding voting securities of a regulated public utility is required to obtain advance approval from the Maine Public Utilities Commissions. There have been no applications to the MPUC for approval of ownership in the Company.

The Company has no outstanding convertible securities.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 894 shares (less than 1.0% of total outstanding)

After offering: Assuming maximum securities sold: __ shares (__% of total outstanding)

The Company does not know how many shares, if any, its Officers and Directors will purchase through this offering. The Company expects that even after the offering, the Officers and Directors will own less than 2.0% of the total outstanding shares.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

C.S. Mansfield, Jr., President/Treasurer, and Christopher M. Mansfield, Deputy Manager, are father and son.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made any loans to any of its Officers, Directors, key personnel or 10% stockholders, or their relatives, and has no plans to do so.

The Company's line of credit and checking accounts are with Biddeford Savings Bank. Director Wayne A. Sherman is a current member of the Board of Directors of that Bank as well as the former president of the Bank. The current business arrangements between the Company and Biddeford Savings Bank are on terms comparable to those available from unaffiliated third parties. All arrangements between the Company and Biddeford Savings Bank have been reviewed and approved by the Company's Board of Directors, without Mr. Sherman's participation in those discussions or votes.

The Company periodically shops for banking services. Presently, its line of credit with Biddeford Savings Bank bears interest at a variable rate equal to Prime minus 1%. The Company does not have any regular monthly charges for its various checking accounts with the Bank. The Company believes that the cost of banking services provided by Biddeford Savings Bank is competitive in this market. Biddeford Savings Bank is locally managed and is located near the Company's office.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
C.S. Mansfield, Jr. (Chief Executive Officer, Chief Operating Officer, Chief Financial Officer)	$120,064	none
Robert R. Theriault (Assistant Treasurer)	97,034	none
Thomas Carr III (Distribution Superintendent)	101,613	none
Christopher M. Mansfield (Deputy Manager)	81,697	none
Total	$400,408	none
Officers as a group (number of persons: 2)	$217,098	none
Directors as a group (number of persons: 4)	$ 12,400	none
Key persons as a group (number of persons: 2)	$183,310	none

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The Company has a non-qualified deferred compensation plan available to assist select management employees to save on a pre-tax basis by deferring amounts of compensation. C.S. Mansfield, Jr. is the only employee currently participating in this plan. The total amount owed Mr. Mansfield under the Company's non-qualified deferred compensation plan was $43,790 as of December 31, 2009.

The Company grants periodic cost of living and/or market rate adjustments in the compensation paid all employees. Such salary adjustments were granted in 2008. The Company did not grant any salary adjustments in 2009. The Company has granted a 3.5% salary increase to all employees in 2010, which is in the process of being phased in over a five month period beginning in June 2010.

(c) If any employment agreements exist or are contemplated, describe:

The Company has an employment agreement with its President, C.S. Mansfield, Jr. This agreement was originally entered into in October 2006, and has been extended from time to time since then. The current term of the agreement expires December 31, 2010, although Mr. Mansfield and the Company expect to amend the agreement in the coming months to extend the term for at least one additional year beyond that date. The agreement as currently in effect provides for base salary to Mr. Mansfield at the annual rate of $122,700. The agreement is terminable by either party at will.

The Company has a policy that provides for severance compensation for its Officers in the event of a change in control of the Company, a substantial change in the Officer's responsibilities due to a governance change, or involuntary termination of employment by the Company without cause. The severance compensation payable under the policy is equal to two months of the Officer's current salary for every year of employment with the Company, up to a maximum of twenty-four months of salary, and subject to the limitations imposed by the Internal Revenue Code "golden parachute" rules. Mr. Mansfield and Mr. Theriault are the only employees covered under the policy; each of them has been employed by the Company for a period that would entitle him to twenty-four months of salary if the Company were to undergo a change of control, substantially change either officer's responsibilities due to a governance change, or terminate either officer's employment without cause.

The Company has no current plans to enter into any new employment agreements, except that it does expect to renew its employment agreement with the President, C.S. Mansfield, Jr., on a year-to-year basis after the current term expires December 31, 2010.

41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. N/A

State the expiration dates, exercise prices and other basic terms for these securities:

The Company has no presently outstanding stock purchase agreements, stock options, warrants, or rights outstanding.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

If any future stock purchase agreements, stock options, warrants or rights were to involve more than the Company's authorized amount of common stock, or another class of stock, the shareholders would have the statutory right to approve an amendment to the Company's Articles of Incorporation authorizing such new shares. Other than the statutory right to approve amendments to the Company's Articles of Incorporation, the shareholders do not have any rights to approve stock purchase agreements, stock options, warrants or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company has an employment agreement with its President, C.S. Mansfield, Jr., the term of which expires December 31, 2010. The Company and Mr. Mansfield expect to amend the agreement prior to December 31, 2010 to extend its term beyond that date for at least one additional year with no other change in terms. Mr. Mansfield's existing agreement provides for minimum salaries, and for severance payments under certain circumstances. See Question 40(c).

The Company does not have any non-compete agreements with its Officers or Directors.

The Company believes that it is capable of covering the short-term loss of any Officer, Director, or key person with increased effort from remaining personnel. The permanent loss of any such person would require the recruitment and hiring of an experienced replacement.

The Company has developed a plan setting out the procedures that would be followed to maintain critical management functions in the event the President/Treasurer becomes temporarily incapacitated, and to hire a successor for the President/Treasurer should replacement become necessary for any reason.

Note: *After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.*

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There has been and is now no litigation or administrative action pending against the Company that has had or could have a material effect on the Company.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

    The Company is not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

    The Company considers the foregoing to include a fair summary of all material factors that affect, or are reasonably likely to affect, its business as a regulated public water utility.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

    Audited financial statements for the fiscal years ending December 31, 2009 and December 31, 2008 are attached. Also attached are interim financial statements (unaudited) as of, and for the five months ending May 31, 2010 and 2009.

    The Company's management assesses recently issued but not effective accounting standards as they are issued. There are no recently issued accounting but not effective accounting standards that are expected to have a material impact on the Company's financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying those losses and what steps the Company has taken or is taking to address these causes.

    Not applicable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    The Company functions as the public water utility for the Biddeford-Saco region of York County, Maine. According to the 2000 census, York County was Maine's fastest-growing county, and the Biddeford-Saco region is York County's most populous area. The area attracts large numbers of seasonal tourists, as it is home to popular beaches and offers access to a variety of other outdoor leisure activities such as biking, boating, and family amusement parks. The area also includes two local colleges.

Results of Operations

The Company's operating results tend to be cyclical – most profitable just after the implementation of new rates, and then gradually worsening as time passes until rates are adjusted again. The rates charged by the Company are regulated by the Maine Public Utilities Commission, and all rate adjustments require prior approval by the MPUC before implementation. The approval process is complex and can require up to nine months before final settlement of a rate adjustment application. Like other water utilities, the Company's operating results are also affected by the weather (with overall revenues tending to rise during warm, relatively dry periods) and by the strength of the local economy (with overall revenues tending to decline during periods of general weakness in the local economy). The Company's experience in 2008 and 2009 illustrates this effect.

In its most recent rate proceeding before the MPUC, the Company received permission to phase in increased rates in a two-step process during 2008. The first step (a 10.5% increase) became effective on March 1, 2008, and the second (a 3.5% increase) on August 29, 2008. Coincidentally with the phasing in of the increased rates, the volume of water sold by the Company was depressed by wet weather and the difficult economy. The total volume of water supplied by the Company during July and August of 2008 was approximately 7% below normal levels, and during July and August of 2009, was approximately 9% below normal levels. As a result, the new rates did not produce the revenues anticipated.

In addition, federal stimulus spending has spurred an unusually large number of road and infrastructure projects, mostly during 2009. When public works projects that affect the Company's pipelines and other facilities are underway, the Company is required to deploy construction crews to help local and state crews complete their work, by doing whatever is necessary to adjust the water system in connection with the public construction project. That includes a variety of tasks, such as upgrading, relocating, or disconnecting and then reconnecting water lines and services. When that happens, the Company is not compensated, nor was the Company allocated any of the federal stimulus monies. The increased costs associated with accelerated construction activity came at a time of increase in various other costs, including water treatment expenses and employee medical insurance, as well as the Company's own planned upgrade projects.

Due to these factors, total combined revenues for 2008 and 2009 were approximately $250,000 to $300,000 below expectations. This in turn caused the Company's operating income for 2008 and 2009 ($642,794 and 686,519 respectively) to be lower than would normally be expected for a period that includes recent new rates.

Operating revenues for the first five months of 2010 were virtually identical to those for 2009, but a mild spring and excellent summer weather led to significantly improved demand during the summer months that account for peak water usage. The total volume of water supplied by the Company during July and August of 2010 was approximately 13% above normal levels. This increase in demand should result in improved revenues for 2010 versus 2009. Because of cost-cutting measures taken during 2009 and favorable weather conditions during the first quarter of 2010, operating expenses declined slightly in the first five months of 2010 versus 2009. Cost-cutting measures included a hiring freeze with use of temporary and/or part-time labor as needed.

The Company has also been able to have some success reducing the unit prices for many essential treatment chemicals by aggressively pursuing alternatives whenever possible. Because the first quarter was relatively mild and snow-free, frost did not penetrate too far below the ground surface in early 2010, and there were fewer water main breaks than normal to repair. Also, less time was needed to shovel snow from fire hydrants. In addition, the relatively low snowfall total resulted in lower spring run-off during the snow melt season, and a lower than normal amount of chemicals was required to bring the water produced at the Company's treatment facility into compliance with drinking water standards during the spring. With the combined effect of reduced expenses to date and the improved demand for water this summer, operating income for 2010 should exceed that of both 2008 and 2009.

Nonoperating income is a minor component of overall earnings and remains fairly stable from year to year. Debt expenses likewise tend to remain fairly stable from year to year.

Even assuming 2010 proves to be a more profitable year for the Company, because revenues and operating income for 2008 and 2009 fell so far below expectations, the Company does expect to initiate rate adjustment proceedings with the MPUC soon after the completion of this stock offering, most likely in early 2011. If the rate adjustment application is successful, Company earnings should improve after the increased rates become effective. However, because of the time required to obtain approval for increased rates, it is unlikely that any increased rates will be in place in time to have a material effect on 2011 earnings, and the beneficial effect on earnings from increased rates would not be realized until 2012. The Company does not anticipate any significant change in operations if new rates are implemented, other than to allow for the faster accumulation of capital.

The Company anticipates that its operating costs will be somewhat higher in 2011 than in 2009 or 2010 due to normal inflationary pressures affecting the costs of materials, supplies and labor. As noted, the Company's overall earnings can be very sensitive to weather. The Company is unable to forecast whether 2011 will be as favorable as 2010 in terms of weather.

Liquidity

So long as Company net income for 2010 is at least as much as net income for 2009, the Company expects to have generated sufficient funds through operations to satisfy minimum spending needs for 2010 and 2011, while maintaining approximately $500,000 in immediately available funds through its operating line of credit for emergency use if needed.

Due to lower than normal earnings in 2008 and 2009, the Company's current ratio (the ratio of current assets to current liabilities) has trended slightly downward in recent years, decreasing from approximately 1.05 at the end of 2008 to approximately 0.90 at the end of 2009; the current ratio has remained fairly stable thus far in 2010. Proceeds from the stock offering will be used to pay down the balance on the Company's operating line of credit and thus increase the current ratio.

As discussed in further detail in Question 9(a), the Company does not have any major new capital improvement projects that it has planned to undertake. Therefore, the Company anticipates that its only near-term construction activities will be its ordinary course water main replacement program, which will proceed as funds permit.

The Company presently is at or near its applicable borrowing limits. As discussed in further detail in Question 3(b), the financial covenants under the Company's mortgage indenture currently do not allow the Company to issue any additional long-term debt until it increases its equity. The Company does have approximately $660,000 of unused borrowing capacity under its line of credit, and likes to reserve at least $500,000 under this line of credit to provide liquidity in the event of an emergency or other unforeseeable contingency.

During times of reduced borrowing capacity, the Company slows the pace of its ongoing water main replacement program, to a level that can be funded from operating income. The Company is now deferring replacements that it might otherwise complete if funds were available. Company management believes that its anticipated operating revenues will be sufficient to fund necessary improvements at least through the end of 2012, but at the risk that some major unexpected contingency could require it to draw down its emergency reserves under the line of credit. If the current offering of common stock were to prove unsuccessful, then the Company would need to examine other alternatives for seeking debt or equity capital, including without limitation an offering of common stock or preferred stock at prices or on terms less desirable to the Company than those reflected in present offering. Currently, the Company has no such alternative financing plans under consideration.

NOTE: Forward-looking statements contained in this offering circular (including without limitation management estimates of future revenues, expenses, operating margin, dividends,

and capital needs) involve uncertainties, risks, and other factors that may cause actual results or performance to differ from those projected. All forward-looking statements are expressly qualified in their entirety by the risk factors referenced in Question 2 above and elsewhere in this offering circular.

49. If the Company sells a product or products and has had significant sales during its fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______%. What is the anticipated gross margin for next year of operations? Approximately ______%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company does not sell items from inventory and therefore gross margin is not a metric used in its business. Operating margin is a more appropriate metric. Operating margin (defined as operating income divided by net sales) was 16.4% for 2009 and 15.6% for 2008. The Company expects the operating margin to improve in 2010, largely on the strength of water demand for the 2010 summer season compared to summer water demand in 2009 and 2008. To the extent that 2011 weather conditions are less favorable than those in 2010, the Company would likely experience a decline in operating margin. See Question 48 for more detail regarding operating margins.

50. Foreign sales as a percent of total sales for the last fiscal year: 0%.

The Company sells only to customers within its service area on the southern Maine Coast.

Domestic government sales as a percent of total domestic sales for the last fiscal year: 17.9%

Total operating revenues for year ended December 31, 2009 were $4,178,190. Revenues by customer class for that year were as follows:

Residential	$2,516,620	60.2%
Commercial	640,690	15.3%
Industrial	71,640	1.7%
Public authorities	64,130	1.5%
Public fire protection	683,460	16.4%
Private fire protection	201,650	4.8%

Explain the nature of these sales, including any anticipated changes:

Residential customers are the single most important source of revenues and their usage varies from year to year depending upon changes in weather and the strength of the local economy. Fire protection charges do not experience large changes from year to year, except as a result of periodic changes in tariffed rates. Due to favorable weather in 2010, the Company is experiencing increased demand from residential customers and thus expects that customer revenues will make up a larger percentage of overall operating revenues for 2010 than was the case in 2009.

BIDDEFORD & SACO WATER COMPANY

FINANCIAL STATEMENTS

December 31, 2009 and 2008

With Independent Auditors' Report

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Biddeford & Saco Water Company

We have audited the accompanying balance sheets of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Berry, Dunn, McNeil & Parker

Portland, Maine
March 22, 2010

PORTLAND, ME · BANGOR, ME · MANCHESTER, NH
WWW.BDMP.COM

BIDDEFORD & SACO WATER COMPANY

Balance Sheets

December 31, 2009 and 2008

ASSETS

	2009	2008
Assets		
Water utility plant, at cost	**$29,983,347**	$29,191,047
Less accumulated depreciation	**11,004,513**	10,451,357
Net water utility plant	**18,978,834**	18,739,690
Current assets		
Cash and cash equivalents	**19,210**	1,318
Customer accounts receivable, net of allowance of $35,000 and $75,000 in 2009 and 2008, respectively	**746,054**	730,771
Other accounts receivable	**34,000**	34,000
Note receivable, current portion	**68,000**	68,000
Unbilled water revenue	**180,236**	184,801
Materials and supplies	**213,272**	206,941
Prepaid expenses	**38,980**	40,083
Unadvanced bond proceeds	**880,540**	888,785
Income taxes refundable	**42,940**	44,332
Total current assets	**2,223,232**	2,199,031
Other assets		
Investments	**151,741**	142,291
Noncurrent customer accounts receivable	**82,003**	127,013
Unamortized bond issuance expense	**131,237**	145,801
Note receivable, less current portion	**108,000**	136,000
Deferred tax asset, pension	**502,410**	566,820
Other deferred debits	**340,941**	218,150
Total other assets	**1,316,332**	1,336,075
Total assets	**$22,518,398**	$22,274,796

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Capitalization		
Stockholders' equity		
Common stock $25 par value, authorized 160,000 shares, issued and outstanding 106,104 shares	$ 2,652,600	$ 2,652,600
Premium on common stock	33,057	33,057
Capital stock expense	(28,699)	(28,699)
Reinvested earnings	2,302,634	2,331,760
Accumulated other comprehensive loss	(766,303)	(864,537)
Total stockholders' equity	4,193,289	4,124,181
Long-term debt, excluding current portion	8,749,620	8,802,620
Accrued pension cost, excluding current portion	675,335	950,871
Obligation under capital leases, excluding current portion	70,135	88,204
Total long-term liabilities	9,495,090	9,841,695
Current liabilities		
Line of credit	1,674,127	1,432,071
Current portion of long-term debt	53,000	53,000
Current portion of obligation under capital leases	18,068	16,767
Accounts payable	103,161	175,734
Accrued interest payable	93,789	94,089
Dividends payable	59,418	84,883
Other accrued liabilities	321,488	109,361
Current portion of accrued pension cost	198,000	130,000
Total current liabilities	2,521,051	2,095,905
Deferred credits		
Customers' advances for construction	528,143	627,121
Unamortized investment tax credits	128,608	133,753
Deferred federal and state income taxes	2,761,253	2,581,942
Total deferred credits	3,418,004	3,342,816
Contributions in aid of construction	2,890,964	2,870,199
Total stockholders' equity and liabilities	$22,518,398	$22,274,796

BIDDEFORD & SACO WATER COMPANY

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Operating revenues		
Water sales	$ 3,293,081	$ 3,274,287
Fire protection	885,112	840,752
Total operating revenues	4,178,193	4,115,039
Operating expenses		
Purification	495,490	513,573
Pumping	498,109	520,854
Distribution	691,055	696,593
Customer accounting and collection	508,722	493,525
General and administrative	322,107	303,499
Depreciation and amortization	547,782	521,705
Taxes, other than income taxes	329,589	322,281
Income taxes	98,820	100,215
Total operating expenses	3,491,674	3,472,245
Operating income	686,519	642,794
Nonoperating income (expense)		
Interest income	1,785	4,732
Other income	97,229	99,780
Income taxes	(38,900)	(40,800)
Net nonoperating income	60,114	63,712
Debt expenses		
Interest expense	478,841	475,016
Amortization of bond issuance expense	14,564	14,190
Allowance for funds used during construction	(6,249)	(21,937)
Total debt expenses	487,156	467,269
Net income	$ 259,477	$ 239,237
Net income per common share	$ 2.45	$ 2.25
Weighted-average shares outstanding	106,104	106,104

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Premium on Common Stock	Capital Stock Expense	Reinvested Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, December 31, 2007	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,432,056	$ (123,362)	$ 4,965,652
Net income	-	-	-	239,237	-	239,237
Other comprehensive income Increase in pension liability, net of tax of $485,940	-	-	-	-	(741,175)	(741,175)
Total comprehensive income (loss)	-	-	-	239,237	(741,175)	(501,938)
Dividends declared	-	-	-	(339,533)	-	(339,533)
Balances, December 31, 2008	2,652,600	33,057	(28,699)	2,331,760	(864,537)	4,124,181
Net income	-	-	-	259,477	-	259,477
Other comprehensive loss Decrease in pension liability, net of tax of $64,410	-	-	-	-	98,234	98,234
Total comprehensive income	-	-	-	259,477	98,234	357,711
Dividends declared	-	-	-	(288,603)	-	(288,603)
Balances, December 31, 2009	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,302,634	$ (766,303)	$ 4,193,289

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 259,477	$ 239,237
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	674,484	654,930
Amortization, other	14,564	14,190
Patronage capital dividends	(9,450)	(13,500)
Deferred income taxes	179,311	89,212
Amortization of investment tax credits	(5,145)	(5,145)
Decrease (increase) in		
Accounts receivable and unbilled revenue	(5,708)	(111,814)
Materials and supplies	(6,331)	(21,294)
Prepaid expenses and other assets	1,103	(1,214)
Other deferred debits	(203,381)	(107,028)
Income taxes refundable and payable	1,392	79,418
Increase (decrease) in		
Accounts payable	(72,873)	58,603
Accrued liabilities	212,127	(127,433)
Accrued pension costs	(44,892)	(99,152)
Net cash provided by operating activities	994,678	649,010
Cash flows from investing activities		
Purchase of water utility plant	(940,191)	(1,703,252)
Plant removal costs, net of salvage	(1,741)	(6,701)
Payments received on notes receivable	68,000	68,000
Net cash used by investing activities	(873,932)	(1,641,953)
Cash flows from financing activities		
Net borrowings on line of credit	242,056	499,186
Proceeds from the issuance of long-term debt	8,245	726,178
Deferred financing costs paid	-	(29,390)
Payments on capital leases	(16,768)	(15,560)
Payment of dividends	(314,068)	(339,533)
Principal payments on long-term debt	(53,000)	(38,000)
Proceeds from customers' advances for construction	60,855	196,550
Refunds to customers	(30,174)	(35,771)
Net cash (used) provided by financing activities	(102,854)	963,660
Net increase (decrease) in cash and cash equivalents	17,892	(29,283)
Cash and cash equivalents, beginning of year	1,318	30,601
Cash and cash equivalents, end of year	$ 19,210	$ 1,318
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 24,943	$ 44,794
Cash paid for interest, net of capitalized interest	$ 472,893	$ 445,165

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Notes to Financial Statements

December 31, 2009 and 2008

Nature of Business

Biddeford & Saco Water Company (the Company) is an investor-owned water utility which supplies drinking water and fire protection services to the communities of Biddeford, Saco, Old Orchard Beach and the Pine Point section of Scarborough, Maine. The Company also sells water to the Kennebunk, Kennebunkport and Wells Water District. The Company is traded on the over-the-counter market and is exempt from the Securities and Exchange Commission filing requirements, as there are less than 500 stockholders.

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory Accounting

The Company follows the accounting prescribed by the Maine Public Utilities Commission (MPUC) and the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 980, *Regulated Operations*. This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of ASC 980 based on the current regulatory and competitive environment.

Cash and Cash Equivalents

All liquid investments with an original maturity of three months or less are considered to be cash equivalents.

The Company maintains its cash in accounts with banks which may exceed federally insured limits, but are invested in government securities. The Company has not experienced any losses in such accounts, and believes it is not exposed to significant risk with respect to these accounts.

Revenue Recognition

The Company recognizes revenue when evidence of a service arrangement exists, water delivery has occurred, the tariff rate has been determined and collectability is reasonably assured. The Company's revenue is from the sale of water to consumers who have service agreements with the Company, as well as from contracted public and private fire protection customers. The Company's terms of service are established in advance through tariffs stipulated with and approved by the MPUC. Tariff rates are set based on cost of services studies filed with and approved by the MPUC. The Company has not experienced significant uncollectible revenue. Substantially all water sales to consumers are metered, and revenue is recognized when water is provided to the customer. Fire prevention revenue is billed at flat rates over time according to service agreements with customers. The Company records all tariff revenues on a gross basis.

Customer Accounts Receivable

Customer accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on historical information and an assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to customer accounts receivable.

Unbilled Water Revenue

The Company accrues revenue for estimated water distributed, but not yet billed, as of the balance sheet date.

Materials and Supplies

Materials and supplies are valued at their average cost.

Investments

The Company owns patronage capital certificates from a cooperative bank. The certificates are not marketable and are carried at original cost. The Company has not identified any events or changes in circumstances that may have had a significant adverse effect on the fair market value of these instruments.

Water Utility Plant

Water utility plant is stated at cost. Additions to utility plant and replacements of retirement units of property are capitalized. Costs include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. The cost of repairs, maintenance, minor replacements of property and planned major maintenance activities is charged to maintenance expense as incurred unless approved for deferral in other deferred debits by the MPUC. When units of property are replaced, retired or abandoned, the recorded value thereof is credited to the asset account and charged, along with gains and losses, to accumulated depreciation. Depreciation of plant is computed on average plant investment by primary accounts using the straight-line method over the assets' useful lives as approved by the MPUC.

Allowance for Funds Used During Construction (AFUDC)

In accordance with regulatory requirements, the Company has capitalized as AFUDC financing costs related to portions of its construction work in progress at a rate which reflects the Company's overall weighted cost of capital (including outstanding debt and cost of equity). These costs are capitalized as part of the water utility plant account.The weighted cost of capital was 5.58%, comprised of cost of equity of 2.10% and cost of debt of 3.48% for the year ended December 31, 2009, and 6.07%, comprised of cost of equity of 2.53% and cost of debt of 3.54% for the year ended December 31, 2008

Unamortized Bond Issuance Expense

Bond issue expense on long-term debt is amortized ratably based on the maturity of the related issues.

Other Deferred Debits

Other deferred debits include certain expenses which are, by regulation, recognized in expenses for financial reporting purposes ratably over time.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes amounts net of tax for prior costs or charges and net gains or losses associated with the Company's pension plan. Amounts will be adjusted based on how much gain or loss and prior service cost is included in that year's expense, new gains and losses during the year and any plan changes.

Customers' Advances for Construction and Contributions in Aid of Construction

The Company receives advances for construction from or on behalf of customers. Under certain circumstances, the amounts received are refundable either wholly or in part over varying periods of time. Amounts no longer refundable are transferred to and combined with contributions in aid of construction, which is amortized as a reduction to depreciation over the estimated useful lives of the related water utility plant.

Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Investment tax credits are deferred for financial reporting purposes and are amortized over the estimated useful lives of the related properties through 2034.

In July 2006, the FASB issued accounting guidance for uncertainty in income taxes which is now part of ASC 740, *Income Taxes*. The guidance prescribes a recognition threshold and measurement attributes for financial statement recognition of a tax position taken or expected to be taken on a tax return. The Company implemented the guidance in 2008 and it did not have an impact on the financial statements.

As of December 31, 2009, tax years after 2003 remain subject to examination by federal and state authorities.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company reports certain taxes on a net basis. Accordingly, they are recorded as a liability when billed to customers and excluded from revenue and expenses.

Subsequent Events

For purposes of the preparation of these financial statements in conformity with U.S. GAAP, the Company has considered transactions and events occurring through March 22, 2010, which was the date that the financials were available to be issued.

Net Income Per Common Share

Net income per common share is computed based on the weighted average number of common shares outstanding during the year.

Recently Issued Accounting Standards

The Company's management assesses recently issued but not effective accounting standards as they are issued. There are no recently issued accounting but not effective accounting standards that are expected to have a significant impact on the Company's financial position or results of operations.

Reclassifications

Certain 2008 amounts have been reclassified to conform to the 2009 presentation.

2. Note Receivable

During 2006, the Company sold property to a charitable organization for $440,000 through an installment sale. The sale price was based on a commercial appraisal. The installment sale called for $100,000 down payment, received by the Company in 2006, with the remaining $340,000 financed through a note, collateralized by the property, at zero percent interest over five years. The payments of $34,000, which began in June 2007, are to be received in semi-annual installments. A director of the Company is also a member of the Board of Directors of the charitable organization.

During 2009, the Company entered into an agreement to convert noncurrent trade receivables to a note receivable in the amount of $40,000 in a non-cash transaction. Monthly interest payments began on April 6, 2009, and will continue through March 6, 2011, when the entire principal balance, all accrued interest and all charges are due in full. The note is collateralized by land.

3. Water Utility Plant

Category	2009	2008	Useful Lives (in years)
Intangibles	$ 47,277	$ 47,277	
Land and structures	2,119,859	2,119,859	20 - 50
Pumping	2,918,701	2,895,304	20 - 60
Equipment	1,061,227	968,862	10 - 20
Mains	15,481,188	15,324,015	30 - 75
Services	4,536,903	4,309,933	30
Meters	1,937,374	1,888,338	25
Hydrants	1,278,923	1,235,045	50
Construction work in progress	601,895	402,414	
Total water utility plant	29,983,347	29,191,047	
Less accumulated depreciation	11,004,513	10,451,357	
Net water utility plant	$ 18,978,834	$ 18,739,690	

Water utility plant had additions of $940,191 and retirements of $147,892 in 2009. There were additions of $1,704,994 and retirements of $42,591 in 2008.

4. Other Deferred Debits

	2009	2008	Recovery Period
Overheads	$ 86,197	$ 60,211	1 year
Repair reserves	20,909	(88,790)	5 years
Regulatory expense	10,148	18,847	3 years
Development and analysis	217,620	215,197	Project completion
Leak detection	6,067	12,685	3 years
	$ 340,941	$ 218,150	

5. Long-Term Debt

Long-term debt consists of:

	2009	2008
Bonds payable (Series L) at 7.72%, interest paid semi-annually, outstanding principal due in June 2018	**$ 2,250,000**	$ 2,250,000
Bonds payable (Series M) at 6.45%, interest paid semi-annually, outstanding principal due in September 2014	**2,700,000**	2,700,000
Bonds payable (Series N) at 2.40%, principal and interest paid semi-annually, outstanding principal and interest due in April 2022	**1,491,100**	1,521,100
Bonds payable (Series O) at 1.86%, principal and interest paid semi-annually, outstanding principal and interest due in October 2025	**918,000**	926,000
Bonds payable (Series P) at 2.23%, principal and interest paid semi-annually, outstanding principal and interest due in April 2028	**1,443,520**	1,458,520
	8,802,620	8,855,620
Less current portion	**53,000**	53,000
Long-term debt, excluding current portion	**$ 8,749,620**	$ 8,802,620

Requirements for the repayment of the outstanding bonds at December 31, 2009, are as follows:

	Principal	Interest	Total Debt Service
2010	$ 53,000	$ 433,628	$ 486,628
2011	61,000	432,817	493,817
2012	61,000	431,450	492,450
2013	106,000	429,543	535,543
2014	2,821,000	376,135	3,197,135
Thereafter	5,700,620	1,219,830	6,920,450
Totals	$ 8,802,620	$ 3,323,403	$ 12,126,023

As of December 31, 2009, the Company had received advances of $577,980 related to the Series P bond, with the remaining balance of $880,540 reported as unadvanced bond proceeds in the balance sheet. The Series P bond proceeds are to be used for a specific capital project, and are not available for operations. Funds can be drawn when progress billings are received from the project's contractor. As of December 31, 2008, the Company had received advances of $569,735 related to the Series P bond, with the remaining balance of $888,785 reported as unadvanced bond proceeds. Unadvanced bond proceeds are held by the financing institution. Interest is charged on advanced and unadvanced bond proceeds, and repayment is required as if all amounts have been advanced.

Substantially all of the Company's water utility plant is subject to the lien of the mortgage bond indentures.

In addition, under the terms of these indentures, certain restrictions are placed on the payment of dividends and the issuance of additional debt. At December 31, 2009 and 2008, unrestricted reinvested earnings amounted to approximately $572,000 and $602,000, respectively, as calculated in accordance with the indentures.

6. Obligation Under Capital Leases

The Company leases vehicles under capital leases. Included under water utility plant are the following amounts applicable to those leases as of December 31:

	2009	2008
Vehicles	**$ 148,504**	$ 148,504
Less accumulated depreciation	**76,042**	52,543
	$ 72,462	$ 95,961

Obligations under capital leases consist of:

	2009	2008
7.79% lease payable to Farm Credit Leasing, due in monthly installments for principal and interest of $1,118 through December 2012	**$ 41,826**	$ 51,571
7.09% lease payable to Farm Credit Leasing, due in monthly installments for principal and interest of $882 through October 2014	**46,377**	53,400
	88,203	104,971
Less current portion	**18,068**	16,767
Obligation under capital leases, excluding current portion	**$ 70,135**	$ 88,204

Requirements for the repayment of the capital leases at December 31, 2009 are:

	Total	Interest	Principal
2010	$ 23,998	$ 5,930	$ 18,068
2011	23,999	4,530	19,469
2012	23,998	3,018	20,980
2013	18,247	1,314	16,933
2014	13,256	503	12,753
	$ 103,498	$ 15,295	$ 88,203

7. Line of Credit

The Company has a $2,250,000 unsecured line of credit. The line expires on June 30, 2010. Amounts outstanding were $1,674,127 and $1,432,071 at December 31, 2009 and 2008, respectively. Management expects to renew this line of credit through June 2011.

The interest charged on the line is a variable rate of interest of prime less 1% (2.25% at December 31, 2009). As part of the unsecured line of credit agreement management can fix the interest rate on a portion of the outstanding balance for 90 days at the current LIBOR rate plus 1.85%. On December 4, 2009, the Company fixed $1,500,000 of the outstanding balance at 2.11%. As of December 31, 2009, the Company had $1,499,560 of the fixed portion remaining, with the fixed rate expiring on March 4, 2010, at which time the balance returns to the variable interest rate.

8. Income Taxes

Income tax expense amounted to $137,720 in 2009 and $141,015 in 2008. The actual tax expense differs from the expected tax expense as follows:

	2009	2008
Federal income tax rate	**34.0 %**	34.0 %
State tax, net of federal benefit	**5.3**	5.4
Federal investment tax credit	**(1.3)**	(1.4)
Other	**(3.3)**	(0.9)
Effective income tax rate	**34.7 %**	37.1 %

BIDDEFORD & SACO WATER COMPANY

Notes to Financial Statements

December 31, 2009 and 2008

The components of income tax expense (benefit) are as follows:

	2009			2008		
	Current	**Deferred**	**Total**	Current	Deferred	Total
Federal	**$ (28,660)**	**$ 140,823**	**$ 112,163**	$ 32,460	$ 82,297	$ 114,757
State	**(7,786)**	**38,488**	**30,702**	24,488	6,915	31,403
Amortization of federal investment tax credits	**-**	**(5,145)**	**(5,145)**	-	(5,145)	(5,145)
Totals	**$ (36,446)**	**$ 174,166**	**$ 137,720**	$ 56,948	$ 84,067	$ 141,015

The investment tax credit carried at $128,608 and $133,753 at December 31, 2009 and 2008, respectively, is being amortized through 2034.

Income tax expense is included in the statements of income as follows:

	2009	2008
Operating expense	**$ 98,820**	$ 100,215
Non-operating expense	**38,900**	40,800
Total income tax expense	**$ 137,720**	$ 141,015

Deferred income taxes are included in the balance sheets as follows:

	2009	2008
Deferred tax asset, other comprehensive loss - pension	**$ (502,410)**	$ (566,820)
Deferred federal and state taxes	**2,761,253**	2,581,942
Net deferred income taxes	**$ 2,258,843**	$ 2,015,122

The tax effects of all temporary differences that give rise to the net deferred tax liability at December 31 are as follows:

	2009	2008
Depreciation, contributions in aid of construction and customer advances for construction	$ 2,401,977	$ 2,578,911
Deferred debits	23,400	(21,743)
Reserve for bad debts	(15,000)	(32,000)
Pension asset	(502,410)	(566,820)
Pension	168,000	62,200
Installment sale	54,000	80,950
Other	128,876	(86,376)
Net deferred income taxes	$ 2,258,843	$ 2,015,122

9. Employment Agreement

The Company has an employment agreement through 2010 with an executive officer. The agreement provides for minimum salaries, and for severance payments under certain circumstances.

10. Pension Plan

The Company has a trusteed noncontributory, defined benefit pension plan covering all eligible employees over 21 years of age with over one year of continuous service. The Company's policy is to contribute annually at least the amount calculated as the net periodic pension expense.

Information regarding the pension plan for 2009 and 2008 is as follows:

	2009	2008
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 2,960,151	$ 2,480,657
Service cost	91,236	79,260
Interest cost	174,372	163,848
Actuarial loss	83,163	341,963
Annuity payments	(107,500)	(105,577)
Projected benefit obligation at end of year	$ 3,201,422	$ 2,960,151

	2009	2008
Change in plan assets:		
Market value of assets at beginning of year	**$ 1,879,280**	$ 2,527,749
Actual return on plan assets	**426,307**	(672,892)
Employer contributions	**130,000**	130,000
Annuity payments	**(107,500)**	(105,577)
Market value of assets at end of year	**$ 2,328,087**	$ 1,879,280
Funded status	**$ (873,335)**	$ (1,080,871)
Amounts recognized in the balance sheet consist of:		
Accrued pension costs	**$ (873,335)**	$ (1,080,871)
Accumulated other comprehensive loss, gross	**1,268,713**	1,431,357
Components of net periodic pension expense:		
Service cost	**$ 91,236**	$ 79,260
Interest cost	**174,372**	163,848
Expected return on assets	**(233,088)**	(228,448)
Amortization of unrecognized loss	**40,236**	-
Amortization of unrecognized prior service cost	**12,352**	16,188
Net periodic pension expense	**$ 85,108**	$ 30,848
Amounts not yet reflected in pension benefit costs and included in accumulated other comprehensive loss:		
Prior service cost	**$ 2,986**	$ 15,338
Net loss	**1,265,727**	1,416,019
Total accumulated other comprehensive income, gross	**$ 1,268,713**	$ 1,431,357

In 2010, $20,980 of the amount in accumulated other comprehensive loss is expected to be recognized as a component of net periodic pension expense. This amount is made up of amortization of unrecognized loss of $63,844 and amortization of unrecognized past service liability of $42,864.

The accumulated benefit obligation was $2,707,439 and $2,563,621 as of December 31, 2009 and 2008, respectively.

	2009	2008
Weighted-average assumptions to determine benefit obligations at December 31:		
Discount rate	**6.13 %**	6.00 %
Rate of compensation increase	**3.25 %**	3.25 %
Weighted-average assumptions to determine net periodic pension expense for the years ended at December 31:		
Discount rate	**6.00 %**	6.75 %
Expected long-term return on plan assets	**9.00 %**	9.00 %
Rate of compensation increase	**3.25 %**	4.00 %

The long-term rate-of-return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5% - 9% and 2% - 6%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to the plan's target allocation, the result is an expected return of 8% to 10%.

Estimated future benefits

Expected future benefit payments are:

2010	$ 112,937
2011	119,863
2012	130,758
2013	150,243
2014	174,227
2015 - 2019	1,049,521

Plan Assets

The Company's pension plan weighted-average asset allocations by asset category are as follows:

Asset category	Plan Assets at December 31 2009	Plan Assets at December 31 2008
Cash	**5 %**	4 %
Equity	**61**	53
Debt	**34**	43
Total	**100 %**	100 %

The Company's investment objective is for balanced growth with target asset allocations ranging from 55% to 65% equity and 35% to 45% fixed income. Investments are guided based on moderate risk tolerance and a long-term time horizon.

Cash Flow

Contributions to the pension plan for 2010 are expected to be $198,000.

Subsequent Event

Effective January 1, 2010, the plan was amended to reduce the benefit formula.

11. Defined Contribution Plan

The Company has a salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees who have attained the age of 21 and who have completed one full year of service with the Company. Matching contributions to the plan by the Company (equal to 37.5% of the salary reduction elected by the employee up to a maximum contribution by the Company of $1,000) were approximately $16,400 and $19,300 in 2009 and 2008, respectively.

12. Fair Value

The Company's financial instruments not subject to FASB ASC 820 consist of cash and cash equivalents, short-term trade receivables and payables, a note receivable, investments in non-traded stock, lines of credit, capital leases, and long-term debt. The carrying value of all instruments, except the long-term debt, approximates their fair value. Based on borrowing rates currently available to the Company for financial instruments with comparable duration, the fair value of long-term debt was approximately $8,389,000 and $7,364,000 as of December 31, 2009 and 2008, respectively. These estimates are not necessarily indicative of the amounts that the Company could realize in the current market and different methodologies may have a material effect on the estimated fair value amounts.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements at December 31, 2009, Using	
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)
Investments held by defined benefit pension plan		
Cash and cash equivalents	$ 118,622	$ 118,622
Fixed Income - Investment Grade	698,655	698,655
Fixed Income - Global High Yield	88,962	88,962
Equities - US Large Cap	813,943	813,943
Equities - US Mid Cap	180,956	180,956
Equities - US Small Cap	134,223	134,223
Equities - International Developed	292,726	292,726
Total	$ 2,328,087	$ 2,328,087

	Fair Value Measurements at December 31, 2008, Using	
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)
Assets:		
Investments held by defined benefit pension plan	$ 1,879,280	$ 1,879,280

BIDDEFORD & SACO WATER COMPANY

FINANCIAL STATEMENTS

May 31, 2010 and 2009
(Unaudited)

BIDDEFORD & SACO WATER COMPANY

Balance Sheets

May 31, 2010 and 2009

ASSETS
(Unaudited)

	2010	2009
Assets		
Water utility plant, at cost	**$ 30,154,579**	$ 29,300,348
Less accumulated depreciation	**11,278,781**	10,632,690
Net water utility plant	**18,875,798**	18,667,658
Current assets		
Cash and cash equivalents	**36,995**	19,199
Customer accounts receivable, net of allowance of $35,000	**710,585**	735,414
Note receivable, current portion	**108,000**	68,000
Unbilled water revenue	**228,173**	222,888
Materials and supplies	**219,633**	219,738
Prepaid expenses	**8,425**	11,044
Unadvanced bond proceeds	**880,539**	888,785
Income taxes refundable	**28,256**	23,589
Total current assets	**2,220,606**	2,188,657
Other assets		
Investments	**161,191**	151,741
Noncurrent customer accounts receivable	**64,336**	56,329
Unamortized bond issuance expense	**125,169**	139,733
Note receivable, less current portion	**68,000**	176,000
Deferred tax asset, pension	**502,410**	566,820
Other deferred debits	**357,842**	300,393
Total other assets	**1,278,948**	1,391,016
Total assets	**$ 22,375,352**	$ 22,247,331

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
(Unaudited)

	2010	2009
Capitalization		
Stockholders' equity		
Common stock $25 par value, authorized 160,000 shares, issued and outstanding 106,104 shares	**$ 2,652,600**	$ 2,652,600
Premium on common stock	**33,057**	33,057
Capital stock expense	**(28,699)**	(28,699)
Reinvested earnings	**2,313,618**	2,297,921
Accumulated other comprehensive loss	**(766,303)**	(864,537)
Total stockholders' equity	**4,204,273**	4,090,342
Long-term debt, excluding current portion	**8,704,620**	8,757,620
Accrued pension cost, excluding current portion	**695,169**	933,833
Obligation under capital leases, excluding current portion	**62,200**	80,838
Total long-term liabilities	**9,461,989**	9,772,291
Current liabilities		
Line of credit	**1,633,768**	1,581,367
Current portion of long-term debt	**53,000**	53,000
Current portion of obligation under capital leases	**18,639**	17,298
Accounts payable	**123,663**	118,562
Accrued interest payable	**144,387**	144,588
Other accrued liabilities	**330,832**	133,807
Current portion of accrued pension cost	**130,000**	150,000
Total current liabilities	**2,434,289**	2,198,622
Deferred credits		
Customers' advances for construction	**522,649**	628,855
Unamortized investment tax credits	**126,464**	131,609
Deferred federal and state income taxes	**2,761,253**	2,581,942
Total deferred credits	**3,410,366**	3,342,406
Contributions in aid of construction	**2,864,435**	2,843,670
Total stockholders' equity and liabilities	**$ 22,375,352**	$ 22,247,331

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Income

Five Months Ended May 31, 2010 and 2009

(Unaudited)

	2010	2009
Operating revenues		
Water sales	**$ 1,296,721**	$ 1,290,489
Fire protection	**369,563**	368,312
Total operating revenues	**1,666,284**	1,658,801
Operating expenses		
Purification	**176,597**	190,720
Pumping	**205,407**	192,985
Distribution	**277,178**	341,438
Customer accounting and collection	**200,106**	207,953
General and administrative	**164,481**	127,681
Depreciation and amortization	**232,471**	224,014
Taxes, other than income taxes	**142,060**	141,990
Income taxes	**39,556**	23,346
Total operating expenses	**1,437,856**	1,450,127
Operating income	**228,428**	208,674
Nonoperating income (expense)		
Interest income	**967**	736
Other income	**53,128**	51,484
Income taxes	**(7,985)**	(5,254)
Net nonoperating income	**46,110**	46,966
Debt expenses		
Interest expense	**198,069**	198,523
Amortization of bond issuance expense	**6,069**	6,069
Total debt expenses	**204,138**	204,592
Net income	**$ 70,400**	$ 51,048
Net income per common share	**$ 0.66**	$ 0.48
Weighted-average shares outstanding	**106,104**	106,104

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Changes in Stockholders' Equity

Five Months Ended May 31, 2010 and 2009

(Unaudited)

	Common Stock	Premium on Common Stock	Capital Stock Expense	Reinvested Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, December 31, 2008	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,331,760	$ (864,537)	$ 4,124,181
Net Income	-	-	-	51,048	-	51,048
Dividends declared	-	-	-	(84,887)	-	(84,887)
Balances, May 31, 2009	2,652,600	33,057	(28,699)	2,297,921	(864,537)	4,090,342
Balances, December 31, 2009	**$ 2,652,600**	**$ 33,057**	**$ (28,699)**	**$ 2,302,634**	**$ (766,303)**	**$ 4,193,289**
Net Income	-	-	-	**70,400**	-	**70,400**
Dividends declared	-	-	-	**(59,416)**	-	**(59,416)**
Balances, May 31, 2010	**$ 2,652,600**	**$ 33,057**	**$ (28,699)**	**$ 2,313,618**	**$ (766,303)**	**$ 4,204,273**

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Cash Flows

Five Months Ended May 31, 2010 and 2009

(Unaudited)

	2010	2009
Cash flows from operating activities		
Net income	$ 70,400	$ 51,048
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	232,470	224,011
Amortization, other	6,068	6,068
Patronage capital dividends	(9,450)	(9,450)
Amortization of investment tax credits	(2,144)	(2,144)
Decrease (increase) in		
Accounts receivable and unbilled revenue	39,199	21,954
Materials and supplies	(6,361)	(12,797)
Prepaid expenses and other assets	30,555	29,039
Other deferred debits	874	(41,427)
Income taxes refundable and payable	14,684	20,743
Increase (decrease) in		
Accounts payable	71,100	(28,275)
Accrued liabilities	9,344	24,446
Accrued pension costs	(48,166)	2,962
Net cash provided by operating activities	408,573	286,178
Cash flows from investing activities		
Purchase of water utility plant	(191,150)	(215,984)
Plant removal costs, net of salvage	(1,429)	(585)
Net cash used by investing activities	(192,579)	(216,569)
Cash flows from financing activities		
Net borrowings (payments) on line of credit	(40,359)	149,296
Payments on capital leases	(7,364)	(6,835)
Payment of dividends	(118,836)	(169,766)
Principal payments on long-term debt	(45,000)	(45,000)
Proceeds from customers' advances for construction	13,350	22,650
Refunds to customers	-	(2,073)
Net cash (used) provided by financing activities	(198,209)	(51,728)
Net increase (decrease) in cash and cash equivalents	17,785	17,881
Cash and cash equivalents, beginning of year	19,210	1,318
Cash and cash equivalents, end of five months	$ 36,995	$ 19,199
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 35,000	$ 10,000
Cash paid for interest, net of capitalized interest	$ 143,801	$ 147,635

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 Basis of Presentation

The accompanying financial statements for the months ended May 31, 2010 and 2009 are unaudited, but reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the Company's financial position, results of operations, changes in equity, and cash flow for the periods stated. Because they cover interim periods, the statements and related notes to the financial statements do not include all disclosures and notes normally provided in annual financial statements and should therefore be read in conjunction with the Company's audited financial statements for the year ended December 31, 2009. Operating results for interim periods are not necessarily indicative of the results that may be expected for the entire year. For the purposes of the preparation of these financial statements in conformity with U.S. GAAP, the Company has considered transactions and events occurring subsequent to May 31, 2010 through August 6, 2010.

Note 2 Revenues

Standard charges for utility services to customers are recorded as revenue, based upon meter readings and tariffed rates, as services are provided. The majority of the Company's revenues are based upon rates approved by the Maine Public Utilities Commission. Estimates of unbilled service revenues are recorded in the period the services are provided. The Company's revenues vary seasonally and are higher during warmer weather when more water is used for outside watering purposes.

Note 3 Allocation of Overheads

The Company maintains a number of overhead accounts in which costs are accumulated to be allocated to expense accounts and capital projects over the course of the year. Unallocated balances remaining in these accounts at year end, if any, are applied to current operation. For interim reporting purposes, these accounts have not been completely allocated and retain any balance as a balance sheet deferred debit. If the balances in these accounts were applied to current operation for interim reporting, variances from the results reported are not expected to be significant.

Note 4 Fair Value of Financial Instruments

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The carrying amount and estimated fair value of the Company's long-term debt was approximately $8,599,411 and $8,810,620 at May 31, 2009 and 2008, respectively. The fair value of long-term debt

has been determined by discounting the future cash flows using current market interest rates for similar financial instruments of the same duration; use of different methodologies may have a material effect on the estimated fair value amounts. The fair value for long-term debt shown above does not purport to represent the amounts at which those debt obligations would be settled.

Note 5 Pension Plan

The Company maintains a non-contributory qualified defined benefit pension plan (the 'Plan') that covers substantially all employees. The net periodic benefit cost is based on estimated values and an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases to be granted to the Company's employees, mortality, and turnover. The components of net periodic pension cost were as follows:

	Five months ended May 31,	
	2010	2009
Service cost	$25,613	$38,015
Interest cost	69,747	72,655
Expected return on plan assets	(102,877)	(97,120)
Amortization of		
Unrecognized (Gain)/Loss	26,602	16,765
Unrecognized Past Service Liability	(17,860)	5,147
Net periodic benefit cost	1,225	35,462

The Company's funding policy is to contribute annual amounts that meet the requirements for funding under Section 404 of the Internal Revenue Code and the Pension Protection Act. During the five months ended May 31, 2010 and 2009, the Company contributed $49,391 and $32,500 respectively into the Plan. In addition, the Company expects to make cash contributions of $80,000 during the remainder of 2010.

Note 6 Recent Accounting Pronouncements

There has been no guidance issued by the Financial Accounting Standards Board that would have a material impact on the Company's results of operations or financial position that has become effective since January 1, 2010.

PART F/S – FINANCIAL STATEMENTS

The required financial statements are included in the offering circular.

PART III – EXHIBITS

Index to Exhibits

No.	Exhibit	Page
2.1*	Articles of Incorporation (as amended)	--
2.2*	Bylaws (as amended)	--
3.1*	Twelfth Supplemental Indenture, dated as of June 24, 2008, U.S. Bank National Association as Trustee	--
4.1*	Form of subscription agreement	--
6.1*	Employment Agreement between the Company and C.S. Mansfield, Jr., dated October 9, 2008	--
6.2*	Deferred Compensation Plan of the Company	--
6.3*	Severance Compensation Plan of the Company	--
6.4^	Revolving Line of Credit Agreement between the Company and Biddeford Savings Bank, originally dated October 10, 2001, amended through May 21, 2010	--
6.5^	Loan Agreement from Maine Municipal Bond Bank to the Company, dated June 24, 2008	--
10.1	Consent of accountants	74
11.1*	Opinion of Verrill Dana, LLP	--
13.1*	Solicitation of interest letter	--
15.1*	Notice of preemptive rights	--

* Previously filed with the Regulation A Offering Statement on Form 1-A, filed with the Securities and Exchange Commission on September 30, 2010.

^ Previously filed with the Regulation A Offering Statement on Form 1-A, filed with the Securities and Exchange Commission on October 28, 2010.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Biddeford, State of Maine, on November 16, 2010.

BIDDEFORD AND SACO WATER COMPANY

By: 
C.S. Mansfield, Jr., President and Treasurer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



C.S. Mansfield, Jr.	Director, chief executive officer, and chief financial officer	November 16, 2010
** David E. Briggs	Director	November 16, 2010
** Richard A. Hull III	Director	November 16, 2010
** Richard A. Hull III	Director	November 16, 2010
** Richard A. Hull III	Director	November 16, 2010

** By: 
C.S. Mansfield, Jr.,
As attorney-in-fact

EXHIBIT 10.1

Consent of accountants

BERRY.DUNN.MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Offering Circular on Form 1-A of our report dated March 22, 2010, relating to the balance sheets of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended.

Berry, Dunn, McNeil & Parker

Portland, Maine
November 8, 2010